4/23

82- SUBMISSIONS FACING SHEET

02069090

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Gazprom

*CURRENT ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4670 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03

GAZPROM

ANNUAL REPORT 2001

OAO Gazprom



82-4070

GAZPROM

ANNUAL REPORT

2001

CONTENTS

MAJOR EVENTS

PROSPECTS OF THE GAS INDUSTRY DEVELOPMENT, DISCUSSED AT THE MEETING OF THE RUSSIAN FEDERATION PRESIDENT V. PUTIN AND GASWORKERS OF THE YAMAL-NENETS AUTONOMOUS REGION

COMMISSIONING OF THE FIRST GAS INDUSTRIAL COMPLEX AT THE ZAPOLYARNOYE OIL AND GAS CONDENSATE FIELD

10 TRILLION CUBIC METERS OF GAS PRODUCED IN THE YAMAL-NENETS AUTONOMOUS AREA

GAZPROM/SHELL CONSORTIUM WINS THE «WEST-EAST» GAS PIPELINE (CHINA) CONSTRUCTION TENDER

BOARD OF DIRECTORS

Rem I. Vyakhirev	Chairman of the Board of Directors
Dmitry A. Medvedev	Deputy Chairman of the Board of Directors, First Deputy Chief of the Presidential Administration of the Russian Federation
Burkhard Bergmann,	Member of the Board of Directors, Chairman of the Management Committee of Ruhrgas AG
Farit R. Gazizullin	Member of the Board of Directors Minister of Property Relations of the Russian Federation
German O. Gref	Member of the Board of Directors Minister for Economic Development and Trade of the Russian Federation
Alexandra Yu. Levitskaya	Member of the Board of Directors First Deputy Chief of the Government Administration of the Russian Federation
Victor I. Tarasov	Member of the Board of Directors President of the Non-Governmental Pension Fund «Gazfund»
Boris G. Fedorov	Member of the Board of Directors Shareholder
Victor B. Hristenko	Member of the Board of Directors Deputy Prime Minister of the Russian Federation
Vyacheslav V. Sheremet	Member of the Board of Directors First Deputy Chairman of Gazprom's Management Committee
Ilya A. Yuzhanov	Member of the Board of Directors Minister of Antimonopoly Policy and Entrepreneurial Support of the Russian Federation

MANAGEMENT COMMITTEE



Alexey B. Miller
Chairman of the Management Committee



Vyacheslav V. Sheremet
First Deputy Chairman of the Management Committee



Alexander G. Ananenkov
Deputy Chairman of the Management Committee



Elena A. Vasilyeva
Deputy Chairman of the Management Committee, Chief Accountant



Nikolay N. Guslisty
Deputy Chairman of the Management Committee



Yury A. Komarov
Deputy Chairman of the Management Committee



Sergey A. Lukash
Deputy Chairman of the Management Committee



Alexander N. Ryazanov
Deputy Chairman of the Management Committee



Vitaly G. Saveliev
Deputy Chairman of the Management Committee



Michael A. Axelrod
Head of Investments and Capital Construction Department



Bogdan V. Budzulyak
Head of Gas Transportation, Underground Storage and Processing Department



Michael V. Dokuchaev
Head of Finance Department



Victor V. Ilyushin
Head of Regional Policy Department



Alexander V. Krasnenkov
Head of Property Management Department



Boris A. Nikitin
Head of Well Drilling and Offshore Fields Development Department



Vasily G. Podyuk
Head of Gas, Oil, Gas Condensate Production Department



Vladimir I. Rezunenko
Head of Long-Term Development Planning Department



Alexander N. Semenyaka
Head of Securities and Long-Term Financing Department



Vasily T. Fadeev
Head of Gas, Oil, Gas Condensate and Gas Processing Products Marketing Department



Valentin I. Nikishin
General Director of OOO «Mezhregiongaz»



According to the modern concept of the material world origination, the Universe appeared about 15-20 billion years ago as a result of the great blast. Over million of years scorching primary gases that existed in the space were expanding with immense speed. These gases have formed the environment we live in now.

CORPORATE MANAGEMENT STRUCTURE

Management Committee

Gas, Oil, Gas Condensate Production Department

Gas Transportation, Underground Storage and Processing Department

Central Dispatching Department

Investments and Capital Construction Department

Long-Term Development Planning Department

Well Drilling and Offshore Fields Development Department

Economics Department

Science, New Technology and Ecology Division

Regional Policy Department

Gas, Oil, Gas Condensate and Gas Processing Products Marketing Department

Securities and Long-Term Financing Department

Economic Expertise and Pricing Policy Department

Procurement, Machine-Building and Repair Department

Tax Policy Division

Division for Relationships with Commercial Banks

Tender Committee

Finance Department

Accounting Department

Legal Department

Property Management Department

Foreign Relationship Department

Personnel Management Department

Interrelationships with the Federal Council of the Russian Federation Division

Information Policy Department

Situation Analysis Center for the Chairman of the Management Committee

Compliance Division

Special Projects Division

Division for Agriculture

Medical Division

Service Division

GAZPROM GROUP OF COMPANIES

100% ownership of Gazprom

OOO Astrakhangazprom
OOO Bashtransgaz
OOO Burgaz
OOO Ecological and Analytical Center
OOO Ecomed-91
OOO Gazcomplektimpex
OOO Gazexport
OOO Gazflot
OOO Gaznadzor
OOO Gazobezopasnost
Gazprom (UK) Limited
OOO Gazpromavia
OOO Gazprominvestholding
OAO Gazprommedstrakh
OOO Gazpromokhrana
OOO Gazpromrazvitiye
OOO Gazsvyaz
OOO Informgaz
OOO IRTs Gazprom
OOO Kaspygazprom
OOO Kavkaztransgaz
OOO Kubangazprom
OOO Lentransgaz
OOO Mezhregiongaz
OOO Mostransgaz
OOO Nadymgazprom
OOO Nadymstroygazdobycha
OOO NIIgazeconomika
OOO Novourengoysky Gas Chemical Complex
OOO Noyabrskgazdobycha
OOO NPTs Podzemgidromineral
OOO Orenburggazprom
OOO Permtransgaz
OOO Podzemgazprom
OOO Samaratransgaz
OOO Servicegazprom
OOO Severgazprom
OOO Surgutgazprom
OOO Surgutstroygaz
OOO Szhizhenny gaz (Liquefied gas)
OOO Tattransgaz
OOO Tomsktransgaz
AO Topenergy
Gazpromfinance B.V.
OOO TyumenNIIgiprogaz
OOO Tyumentransgaz
OOO Uraltransgaz
OOO Urengoygazprom
OOO VNIIGAZ
OOO Volgogradtransgaz
OOO Volgotransgaz
OOO Yamburggazdobycha
OOO Yugtransgaz
ZAO Informgazinvest
ZAO Yamalgazinvest

Subsidiaries with Gazprom's stake of more than 50 %

ZAO Gazprombank
OAO Brest-Gazoapparat
OAO Druzhkovsky ZGA
OAO Electrogaz
OAO Future of the Fatherland Fund
OAO Gazcom
OAO Gazenergoservice
OAO Gazmash
OAO Gazpromgeofizika
OAO Gazprom Kran
OAO Gazprom-Media
OAO Gazsibkontrakt
OAO Gazstroydetal
OOO Gaztorgpromstroy
OAO Giprogaztsentr
OAO Giprospetsgaz
OAO Krasnodargazstoy
OAO Lazurnaya
OAO Lenspetsgazstroy
OAO Orgenergogaz
OAO Promgaz
OAO SevkavNIPIgaz
OAO AK Sibur
OAO Spetsgazavtotrans

OAO Spetsgazremstroy
OAO Tsentrenergogaz
OAO Tsentrgaz
OAO TsKB Nefteapparatury
OAO Urengoystroygaz
OAO VNIPIgazdobycha
OAO Volgogaz
OAO Volgogradneftemash
OAO Vostokgazprom
OOO Dialoggazservice
OOO Fora Gazprom
OOO Metaprom
OOO Vip-Premier
OOO YurTEK-Inter
Peter-Gaz B.V.
OOO Ditangaz
ZAO Gaztelecom
ZAO Kostromatrubinvest
ZAO Rivmar
ZAO Zarubezhneftegaz

Affiliated companies with Gazprom's stake of 50% and less

AO Gazum
AO Nord Transgaz
AO Overgaz Inc.
AO Slovrusgaz
AO Turusgaz
AO Volta
AO Yugorosgaz
EuRoPol Gaz s.a.
AOOT Commodity Exchange Rossyisky Gaz
AO Eesti Gaas
OAO AKB National Reserve Bank
OAO Arcticgaz (Severneftegaz)
OAO Belgazprombank
OAO Chestem
OAO Gazavtomatika
OAO Imperial
OAO Inkombank
AO Latvijas Gaze
AOOT Moldovagaz
OAO Orenburgskaya Finance Company
OAO Promstroybank
OAO Sibirskaya neftyanaya kompania
OAO Sogaz Insurance Company
OAO AKB Tobolsk
OAO Zapsibgazprom
OOO Gaz-Agrofriport
OOO Gazpromenergo
OOO Gaz-Truby
OOO IKB Vega
OOO Iveko Uralaz
OAO YuzhNIIgiprogaz Institute
ZAO Stella Vitae
ZAO Armrosgazprom
ZAO Gas-oil
ZAO Gaztranzit
ZAO IC Horizon
Interconnector (UK) Limited
ZAO MIFK Interfinstroy
ZAO Khimsorbent
Blue Stream Pipeline Company B.V.
ZAO Media-Most
ZAO AKB Moskovsky Vekselny Bank
ZAO Motors technology
ZAO Noyabrsky Gorodskoy Bank
ZAO Rosshelf Company
ZAO «Rus-gaz» Trading House
ZAO SR-DRAGa



From the ancient times on, in Mesopotamia, Iran and at the foot of the Caucasus «eternal lights» of natural gas bursting out of the bowels of the Earth, made people sacredly flutter. People built delubrums to adore underground fire. Ziggurat in Choga-Zambile addicted to All-Farther Inshushinaku, dated XII century BC.

GAZPROM AT A GLANCE

Production of the group

	Units	2001	2000
Production			
gas	bcm	512.0	523.2
condensate and oil	mln t	10.2	10.0
Natural gas processing,	bcm	34.6	35.3
Products of oil refinery and gas processing			
automobile gasoline	mln t	1.2	1.1
diesel fuel	mln t	1.6	1.5
liquefied natural gas	mln t	2.1	1.8
sulfur	mln t	4.7	4.5

Gas delivered to consumers by the group

	Units	2001	2000
Russia	bcm	317.5	308.4
Europe	bcm	126.9	129.0
FSU and Baltic states	bcm	39.6	43.4

Financial data, RR mln*

	2001	2000
Sales of goods, products, work, services (less: value added tax, excises and other similar compulsory payments)	474,471	375,390
Profit (loss) from sales	164,919	176,598
Pre-tax profit (loss)	117,713	76,181
Net profit	71,928	44,439
Net assets	1,559,354	1,491,063
Dividends payable in the reporting year	5,445	1,666

* Data for OAO «Gazprom»

GAZPROM'S OPERATING PERFORMANCE

Gazprom as an integral part of the Russian economy significantly contributes to its dynamic development.

The Company's tax payments account for 20% of the overall tax revenues to the RF State budget. Gazprom's share in the Russian and European gas markets reaches roughly 90% and 26% respectively. Thus Russian economy depends to a great extent on Gazprom's successful business.

In 2001, Gazprom Group of companies supplied substantially natural gas to the Russian and foreign consumers.

Gazprom completed the reported year with profit. The Company's subsidiaries and affiliates produced 512 bcm of natural gas. Gas deliveries to the Russian consumers including gas deliveries from independent companies via the Unified Gas Supply System amounted to 317.5 bcm, it's up by 9.1 bcm as compared to the preceding year.

In September 2001, the Zapolyarnoye gas field was put into operation to stabilize gas production in the country.

During the 2001/2002 heating season preparation period (autumn/winter), 60 bcm of commercial gas were stored in the underground storage facilities that enabled uninterrupted gas deliveries to consumers over the entire heating season.

In 2001, production of oil and gas condensate amounted to 10.2 mln t.

Russian consumers proceeded to clear up debt for gas delivered. Since the beginning of the year 2001, indebtedness accumulated for gas delivered has been decreased by RR 36.6 billion, and accounted for RR 43.5 billion at the yearend. On the average 92.4% of current gas deliveries were paid by consumers, and the share of cash collection in the total payments grew up to 83.3 %.

Gazprom's tax payments to the Federal budget amounted to RR 238.4 billion, gas production and transmission subsidiaries inclusive. That accounted for 117% of taxes payable due to the settlement of tax indebtedness for the previous years. In 2001, the statutory tax payment growth was RR 75.5 billion, or 46.5%.

In December 2001, a special debt settlement scheme effected with the RAO UES of Russia helped Gazprom's subsidiaries to decrease their tax indebtedness before the Federal budget by RR 17.7 billion. By the 31st of December 2001, Gazprom Group of companies has completely cleared all their Federal tax indebtedness.

In the year in the report 20 Gazprom's subsidiaries were allowed to restructure their respective tax indebtedness before regional and local authorities. The amount of debt under restructuring was RR 7 billion, including RR 4.5 billion of penalties payable.

Gazprom meets internationally accepted criteria for liquidity and solvency.

Bottom lines of the Company have been significantly improved due to payments for gas deliveries on the local market as well as the gas price rise at the external markets.

In 2001 total amount of gas, products and services revenues reached RR 474.5 billion that's up 26.4% compared to 2000. Net profit was RR 71.9 billion which exceed the figure of 2000 by 61.9%.



Natural gas was first mentioned in the Chinese annals of 900 BC. Bamboo was used in ancient China to batter wells with the depth down to 150 m. Bamboo was also used to construct first gas pipelines.

SHARES AND CHARTER CAPITAL

Share market liberalization

Major events of 2001 gave rise to further development of Gazprom share market and the corporate securities price increase. In April 2001, President of the Russian Federation issued a Decree on establishing a Working Group in order to elaborate the measures for liberalization of Gazprom share market. The Working Group examined proposals regarding the alterations of the Law in force filed by the parties in concern, shareholders inclusive. Taking into consideration the strategic status of Gazprom in Russia's economy, the Working Group recommended the stage-by-stage liberalization process. The aim point in the process lies in the internal and external corporate share markets convergence.

Share and ADS prices on Moscow and London Stock Exchanges, 2001


MSE, RR
LSE, USD
18
16
14
12
10
8
6
13
11
9
7
5
29.12.00
12.01.01
26.01.01
09.02.01
23.02.01
09.03.01
23.03.01
06.04.01
20.04.01
04.05.01
18.05.01
01.06.01
15.06.01
29.06.01
13.07.01
27.07.01
10.08.01
24.08.01
07.09.01
21.09.01
05.10.01
19.10.01
02.11.01
16.11.01
30.11.01
14.12.01
28.12.01
The weighted average share price on Moscow Stock Exchange
Closing ADS price on London Stock Exchange

Share market

Gazprom share price on the Moscow Stock Exchange (MSE) in 2001 increased by 90% and at the yearend comprised RR 15.72 per share, or USD 0.52 (annual average share price was registered at RR 12.73, or USD 0.44). The aggregated volume of shares traded at the MSE reached 1,793 mln shares.

Beginning from July 2001, the Company's shares are traded on the St.-Petersburg Stock Exchange (SPSE) via the portals of the Russian Trading System. The aggregated volume of shares traded amounted up to 450 mln shares.

The American Depository Shares (ADSs) of Gazprom in 2001 were priced at the London Stock Exchange 50% higher and ADS' price reached USD 9.7 (the annual average of USD 8.25 per ADS) at the yearend. One ADS is equal to 10 ordinary Gazprom shares.

Average capitalization of Gazprom for the year 2001 increased by 43% and attained USD 11.35 billion, as to the calculations made in conformity with the methodical recommendations of the Resolution «On the dividend policy». The RTS index increased by 81.48% over the 2001.

Divident policy

On 24 April 2001, the Board of Directors of the Company approved the Resolution «On the dividend policy» worded in line with the Code of the corporate governance. This document prescribes the principles of divident payment determination recomended for adoptation by the Annual Meeting of shareholders.

According to the Resolution the dividends payable are calculated as a sum of constant and variable components. The constant component is a part of net profit in the amount of 2% of the average market capitalization, but not more than 10% of net profit. The variable component of dividends to be paid is equal to the half of the net profit after allocations made for the corporate development purposes, the constant component of dividend payments and to the reserve fund.

The advantage of such scheme is that the dividends should grow with the profit rise and upturn in the share price.

The Structure of the Charter capital

In 2001, the structure of Gazprom charter capital continued to change, showing the share of legal entities' growth. The share of the Russian individual shareholders decreased by 1.61% to 16.07 % of the charter capital at the yearend.

The largest Gazprom's shareholder is the Russian Federation with a stake in the Company of more than 38%.

At the end of 2000 – in the beginning of 2001, the Company placed shares representing 1.44% of its charter capital with high quality foreign strategic investors in the form of ADSs.

By the end of 2001, foreign investors' stake in the corporate charter capital of Gazprom reached 11.5%.

Charter capital structure at 29.12.2001


11.50%
16.07%
38.37%
34.06%
Russian Federation
Russian legal entities
Russian individuals
Foreign shareholders

Charter capital structure at the yearend of 1995-2001


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0,83
39,62
18,68
1,98
30,33
26,62
1,98
21,85
35,30
4,48
20,83
36,32
10,31
19,79
31,53
10,31
17,68
33,64
11,50
16,07
34,06
1995
1996
1997
1998
1998
2000
2001
Russian Federation
Russian legal entities
Russian individuals
Foreign shareholders

RESERVES AND EXPLORATION

Mineral base

Gazprom controls 60% of A, B and C1 (under Russian classification) gas reserves in Russia and 20% of the world proved gas reserves. Strengthening and developing of the mineral base of the Company are of top corporate priority. That is extremely vital because existing giant fields, such as Urengoyskoye, Yamburgskoye and Medvezhyie are in depleting phase.

As at 31 December 2001, the A, B+C1 gas reserves for which Gazprom held production licensies are estimated as follows:

Companies with 100% Gazprom's stake	26 tcm
Companies with Gazprom's stake of 50% and more (in proportion to actual shareholding)	1.9 tcm
Companies with Gazprom's stake of less than 50% (in proportion to actual shareholding)	0.2 tcm

Proved reserves owned by Gazprom's 100% subsidiaries and other affiliates amounted to 1.2 bln t and 0.1 bln t for condensate, and 0.5 bln t and 0.1 bln t for oil, respectively.

85% of hydrocarbon reserves are concentrated in Western Siberia.

Since 1997, DeGolyer&MacNaughton, an US independent engineering consultancy, evaluated on the basis of international classification and technologies, 84% of gas reserves, 71% of condensate reserves and 60% of oil reserves. The report issued by DeGolyer&MacNaughton confirmed:

- high accuracy of estimates for initial geological hydrocarbon reserves (approximately 98%);
- high percentage of reserves migrating to proved category (withing a 90% accuracy);
- reserves's estimated net present value of USD 41.4 billion.

Licensing

As at 31 December 2001, Gazprom and its wholly-owned subsidiaries held 122 material subsoil licenses, consisting of 95 hydrocarbons production licenses and 27 geological exploration licenses.

Besides, subsidiaries, in which Gazprom has less than 100% of the shares, held 50 licenses.

In 2001, the Company obtained certificates pledging discovery of the Dolginskoye, Severo-Kamennomysskoye, Severo-Parusovoye, Severo-Samburgskoye, Vostochno-Medvezhie and Alekseevskoye fields.



Applications for licenses on geological exploration at the Obskaya, Chugoryakhinskaya, Yuzhno-Obskaya and Pahanchevskaya area, the Azov Sea offshore as well as for exploration and hydrocarbon production at the Dolginskoye and Severo-Kamennomysskoye fields have been filed.

Geological exploration. Reserves growth.

In 2001, a large-scale volume of exploration has been carried out with application of modern technologies including appraisal and exploration well drilling, geophisical R&D. The total cost of work done amounted to RR 5 billion.

In 2001, explorating well drilling resulted in the discovery of two fields, the Yuzhno-Parusovoye gas condensate field in the Yamalo-Nenets Autonomous Area and the Severo-Pribrezhnoye oil field in the Krasnodar region, oil deposit at the Yugid-Soplesskoye oil and gas condensate field in the Republic of Komi.

In 2001, the exploration of the Obskaya and Tazovskaya Bays proceeded. Seismic works of 323 running kilometers have been done in a transit zone of the Kamennomysskoe licensed district. Seismic exploration of 221 running kilometers have also been completed at the Yuzhno-Obsky district.

Ecological safety measures have been effected to run well drilling in the Obskaya and Tazovskaya Bays. Three sites have been prepared for drilling at the Chugorya-khinskaya, Obskaya and Severo-Kamennomysskaya structures.

In the year in the report, hydrocarbon reserves increased:

gas	166.2 bcm
condensate	36.2 mln t
oil	1.8 mln t

Reserve efficiency per running meter increased twice compared with 2000 and reached 3,801 toe.




A
em-
per
ens
B
semp
non
ens
Contrariæ
Contra-
dictoriæ
nō sem
per ens
D
Medium
nō sē-
per nō
ens.
G

At first, the ancient Greeks identified any gas with the air. The great Greek philosopher, Aristotel Stogirita (384-322 BC), belived that the Nature is composed of the four basic elements (origins): fire, earth, air and water.

DRILLING

In the year in the report, 195 wells were constructed (including 157 operating, with 28 wells at UGS facilities and 38 exploratory wells). The total number of wells grew by 86 as compared to the preceding year, due to the commissioning of new wells drilled on the Zapolyarnoye oil and gas condensate field. 176.3 thousand meters of production wells and 59.5 thousand meters of exploratory wells were drilled.

Monthly commercial rate of production well drilling reached 2,293 m per rig, with an average gas well drilling depth of 1,531 m.

In 2001, advanced technologies and telemetric positioning systems were used for drilling 23 horizontal wells. The total number of horizontal wells in operation reached 196.

Gazprom also continued to drill ultra-deep wells. In the reported year, drilling of the 7,003 and 6,145 meter deep appraisal wells was completed. Seven more wells are being drilled.

Well construction, number


195
38
109
20
157
89
2000
2001
Production
Exploration

PRODUCTION

Gazprom produced gas, gas condensate and oil from 72 fields, including 3 major fields with declining production.

To steady natural gas production, the Company is implementing a set of measures aimed at the development of new fields (e.g., Zapolyarnoye oil and gas condensate field), at the maintenance of the production at producing fields through the commissioning of new and overhaul of wells in operation, the construction and modernization of booster gas compressor stations and gas treatment plants, and the improvement in technological process efficiency due to the wide implementation of the latest hi-tech developments.

Maintaining the production level of 530 bcm starting from the year 2003 is the key priority for the Company.

Gas condensate and oil production slightly increased, as compared to the previous year, and attained 10.2 mln t. Large hydrocarbon-producing fields, namely Astrakhanskoye and Urengoyskoye, made the major contribution to the condensate output growth.

As at 31 December 2001, the Company had 9,302 natural gas wells and 569 oil wells in its fields.

To keep the wells in operation, 694 wells were overhauled in 2001. The scope of well repair grew by 1.7 times as compared with the preceding year; such growth was the result of the wide implementation of up-to-date techniques and technologies at gas producing sites.

The average cost of repair per well amounted to RR 1,423 thousand against RR 1,738 thousand in 2000.



PROCESSING

The Company produces natural gas with a high concentration of valuable marketable components (light hydrocarbons, helium, hydrogen sulfide, etc.). The bulk of gas and unstable condensate (34.6 bcm and 9.3 mln. t, respectively, in the preceding year) produced is processed at 6 gas processing plants.

Installed annual capacity of the gas processing plants is 51.1 bcm of natural gas (up by 1.5 bcm compared to 2000) and 24.4 mln. t of stabilized gas condensate and oil.

In 2001, owing to more complex hydrocarbon treatment and increased loading of available capacities the output of the main hydrocarbon-derived products has risen.

In 2001, 4.7 mln. t of elementary sulfur (or 11% of the world's sulfur output), 2.1 mln. t of liquefied natural gas, 1.6 mln. t of diesel fuel, 1.2 mln. t of gasoline and 5.3 mln. m^3 of helium were produced. As a result of advanced technology implementation the level of commercial component extraction had grown by 3 points over the year and reached 64% at the yearend.

In the reported year, the 4U-272 sulfur purification unit and the 4U-251 sulfur producing installation at the Astrakhan gas processing plant and the installation for ethane removal from condensate at the Urengoy plant were brought on stream.




SECVNDVS

The first scientific description of natural gas is found in Plinius, Major (23-79 AD) «Natural History». The prominent Roman chronicler and naturalist studied imflammable gas exuded from the blowers during earthquakes.

TRANSPORTATION

Gazprom owns and operates the Unified Gas Supply System (UGSS), the world's largest gas transportation system embracing 150 thousand kilometers of gas pipelines and 253 compressor stations with installed capacity of 42.6 mln. kW. Gas from the Company's gas pipeline system is distributed to local gas systems through 3,633 gas distribution stations. The average transmission distance for the gas supplied to Russian and foreign consumers is approximately 2,500 km.

Natural gas, mainly from large gas fields in West Siberia, is delivered to the highly populated regions of Russia and exported to the major gas markets in Western, Central and Eastern Europe as well as to some FSU countries.

The Company's gas transportation system is distinguished by its high reliability: the UGSS remains in operation even if a gas pipeline or a compressor station is not operating properly. This is achieved through re-routing of gas flows or loading of other gas pipelines. High flexibility of the UGSS is provided by its well-ramified infrastructure, sufficient number of gas routes and available stand-by capacity of gas pipelines and compressor stations.

The Company's continued efforts on gas flow diversification are vital for providing the highest security of natural gas deliveries to the European, Russian and FSU consumers. Gazprom is set to continue investing in the gas infrastructure development to maintain high gas supply security in future.

In order to build up gas export to Europe and diminish the dependence from the Ukrainian gas transmission system, Gazprom is implementing the Yamal-Europe project. The project involves the construction of gas pipelines running from northern area of the Tyumen region to Germany through Poland and Belarus. The Yamal-Europe pipeline designed capacity is about 30 bcm.

Strict fulfillment of the preventive repair schedule allows the Company to improve the gas transmission system reliability and to reduce failure rates at gas compressor units (GCU). In 2001, failure rate dropped by 22% while the mean time between failures accordingly grew by 26%. At the same time, GCU repairing outage fell down to 8.5% of a calendar's time.

In 2001, in line with the energy saving program, the 12 MW and 16 MW modular gas compressor units of the new generation were tested and the 2AVG-75 air-cooled gas units were upgraded.

UNDERGROUND GAS STORAGE

As at 31 December 2001, the underground gas storage (UGS) system in Russia included 22 UGS facilities with active capacity of 57.9 bcm.

By the beginning of the heating season, UGS facilities had reached their maximum daily send-out capacity, 503 mln. m^3.

In 2001, 44.9 bcm (including gas delivered by independent producers) and 38.9 bcm of natural gas were respectively injected in and withdrawn from the Russian UGS facilities.

Gazprom also stores natural gas in UGS facilities located in Germany, Latvia and the Ukraine where respectively 2.5 bcm, 1.6 bcm and 3.6 bcm of active gas reserves have been accumulated.

In conformity with the programs approved, the cooperation with foreign companies on enhancing gas storing technologies and technological and ecological auditing of UGS facilities is underway.



GAS SALES

Russia

Uninterrupted natural gas supply to Russian consumers is one of the top priorities for the Company.
Gazprom, as the major gas supplier, provides roughly 90% of all gas delivered to the Russian market.
In the preceding year the situation with gas supplies and payments for the gas delivered improved. Gas sales proceeds stood at RR 157.5 billion, up by 38.5% compared to 2000.
Gas, contrary to oil and coal, is supplied to the Russian market at the state-regulated prices, with differentiation by region. Gas prices set by the state in recent years do not cover increasingly growing gas production, transmission and sales costs. That's why over the last three years gas sales in Russia have remained an unprofitable business.
Underpriced gas tariffs do not reflect its quality, stimulate higher demand and lead to shortage and the need impose limits on its supplies to consumers. This results in the distorted fuel and energy balance of Russia with gas share reaching about 50%.
Over the past years, Gazprom has been deeply involved in negotiations with the RF government on improving gas-pricing policy.
In the preceding years, gas prices, according to the RF Federal Energy Commission's decision, were raised twice: by 18% for Russian consumers (excluding households) from 20 January 2001, and by 25% for households, from 1 March 2001.
Additional proceeds received in 2001due to natural gas price rise amounted to RR 16 billion.
Further progress in resolving the long-standing pricing issue is subject to adoption by the RF government of the Program aimed at phased improvement of the gas pricing system and gas transmission tariffs.

Gas export

In the year in the review, the Company exported 126.9 bcm of natural gas to Europe.
Gazprom firmly remains the world's largest gas exporter delivering natural gas to 20 European countries.
Favorable market conditions in Western Europe in 2001 enabled the Company to earn USD 14.5 billion, up by USD 2.9 billion on 2000. Gazprom is further expanding its presence on the international gas markets. In 2001, first deliveries of Russian gas to the Netherlands began and new contacts, including those for delivering natural gas to Great Britain in 2002, were signed.
In 2001, Gazprom also supplied 39.6 bcm of natural gas to the FSU and Baltic States.





The XVIII century was marked by a genuine revolution in the scientific knowledge of the burning gas nature. After laboratory tests carried out by Sir Henry Cavendish in 1766 natural gas was identified with hydrogen. Only in 1776 Alexandro Volta proved the presence of carbons in natural gas. In 1805 John Dalton worked out the formula of the methane.

On the FSU and Baltic gas markets, natural gas was traded under the intergovernmental agreements at the world gas prices with the adjustment to the alternative fuel price.

In the year in the report, payments for gas delivered, including repayments of the previously accumulated debts, were as follows: the Ukraine – 102.4%; Belarus – 83.7%; Moldova – 73.6%; the Baltic States – 96.0%.

In addition, intergovernmental agreements on restructuring the indebtedness of the Ukraine (USD 1.4 billion) and Moldova (USD 0.9 billion) for gas consumed were signed.

Gazprom's solid position on the European market is based on the Group's vast experience and its diversified gas transportation system that provides reliable gas deliveries to the European market.

RESEARCH AND DEVELOPMENT

In 2001, Gazprom's research institutes, jointly with the Russian Academy of Sciences, leading Russian institutes and the gas industry's specialized institutes, carried out several vital strategic researches.

Pre-investment studies on choosing the development strategy for new gas fields in the Yamal peninsula, Obskaya and Tazovskaya Bays and the onshore adjacent to the Bays as well as for the Shtokmanovskoye field were accomplished. The strategy for the development of the Yamal peninsula's gas fields, to be brought on stream in 2006-2007, was substantiated and approved.

The Company elaborated the Program on developing natural gas resources of Eastern Siberia and the Far East. The main objective of the Program is intensive development of the regions' hydrocarbon reserves and the optimization of Russia's fuel and energy balance to secure the supply of fuel, heat and electricity to the community.

A complex of pre-investment researches, a feasibility study and a geological survey were completed as well as a technological basis was laid for pioneer coalbed methane production in Kuzbass (Kuznetsk Basin).

The Principal scheme of gas deliveries to Krasnodar, Altai, Astrakhan, Orel, Tomsk, Kaliningrad, Voronezh, Kemerovo and Tver regions was elaborated.

The Company developed the Energy saving concept and program for 2001-2010, focused on the modernization of gas transportation facilities and optimization of gas pipeline technological processes. The implementation of the energy saving measures will enable to save 40 mln. t of oil equivalent annually.

In the framework of the gas industry's diagnostic maintenance program Gazprom developed a methodology for detecting possible failures of pipeline sections subjected to stress-corrosion.

Cold-resistant pipes were designed for field development in the Arctic area. At present, the new pipes are being tested at the Zapolayrnoye oil and gas condensate field.

In 2001, the Company spent RR 2.5 billion on R&D.



INVESTMENTS AND CONSTRUCTION

In 2001 the Blue Stream project was under construction. By the end of the year, from the board of «Kastoro-8» pipe-laying ship both from the Russian (15.6 km) and Turkish (6.6 km) ends, laying down of the pipeline sections in shallow waters was completed. Some 250 km of pipes were laid down in the deep-water section of the pipeline route. Scheduled works were carried out in the depths over 2,100 m from the board of «Sipem-7000» ship.

Within the framework of the Yamal-Europe project, construction of the first line of gas transmission pipeline was completed in the territory of Poland.

The following facilities were constructed and commissioned in the reported year at the Zapolyarnoye field:

- the world biggest complex gas treatment plant (UKPG-1S) with the capacity of 35 bcm/year;
- 104 production wells;
- 214-km long Zapolyarnoye-Urengoy gas pipeline (1420 mm in diameter).

Totally, about 500 km of the gas mains and branch lines were put into commercial operation during the last year; 1 compressor station, 2 gas treatment plants with total capacity of 42 bcm/year; 257 operation wells at gas fields and underground gas storage facilities were put on stream; active gas storage capacity increased by 0.7 bcm.

The following facilities were commissioned in the social sphere: 149.1 th. m^2 of flats and houses, 3 schools designed for 717 pupils, a kindergarten for 120 children and a polyclinic intended for 550 visits per shift. Total capital expenditures amounted for RR 120 bln, including RR 98.5 bln – OAO «Gazprom».





Nº 3
TEMPLE GARDENS
NORTH
Sixth Floor
Mr. & Mrs. B. SCUDDER
Fifth Floor
Mr. Peter WHITWORTH
Second Floor
Lord WIDGERY
Sir Nigel BRIDGE
His Honour PERCY LAMB
Judge JELLINEK

Since the XVII century people in Europe knew that in the process of dry distillation of coal and wood imflammable gas accrues. In 1792 an English engineer William Merdok was the first to lighten his house and plant in Redroute with gas.

OTHER BUSINESSES

Technological communications

The united technological communication network is an integral part of the multi-level management system of the Unified Gas Supply System.
The Gazprom's united technological communication system comprises:

- 72,000 km of cable comunication lines and 17,100 km of multi-channel radio lines;
- 343 basic and 19,220 subscriber trunk radio stations;
- «Yamal-100» communication satellite, 105 land-earth satellite stations and a satellite TV transmitting center;
- 628 automated telephone stations with total capacity of 245,000 numbers.

Automation, communications, metrology

Automated stations securing efficient control over technological processes are widely used by Gazprom in the natural gas production, processing and transportation. The Company is intensively working on development of the industrial integrated information management system, which will enable to improve the efficiency of the production and financial and economic management based on modern computer-based systems, telecommunications and Internet technologies.
In 2001 three automated gas-measuring stations were put into operation at the border with Kazakhstan. The total number of the microprocessor-based flowmeters installed at the Company's facilities reached 2,500 kits.

CORPORATE GOVERNANCE

Gazprom is striving for optimal approach to the development of a corporate governance system which would be in compliance with the requirements of the Russian legislation and the international investment community as well as with the interests of corporate relations' participants: shareholders, the State, the Board of Directors, the Management Committee, the Auditor, employees, suppliers, creditors, etc.

The Company is attaching great importance to perfection of the corporate governance and increase of the transparency of its financial and economic reporting. In this connection the Commission on the perfection of the Company's corporate governance was set up in Gazprom in 2001. The Commission's strategic tasks are as follows: development of Gazprom's corporate governance Code and the Company's directives regulating relations with the shareholders and investors, determining the scope of responsibilities of the Board, decision making on trasactions with related parties and large-scale transactions, affiliated person registration procedure, the Company's dividend and information policy.

The above stated measures will enable the Company to improve its attractiveness as investment asset and secure the compliance with the international corporate governance standards.

The package of documents on corporate governance will be submitted to the General meeting of shareholders for approval.

To substantially improve the corporate bottom lines the development of an incentive system is required to induce the managers to act in the interests of the Gazprom's shareholders. To achieve this goal, Gazprom is evaluating oppotunities to set up a stock option Plan for its employees.

Gazprom being a long-term investor in over than 800 projects (including the subsidiaries and affiliates' stakes) of different business and ownership structure, through improvement of the capital investment corporate management as well as optimization of the intra-Group relations will make a basis for raising the capitalization of the Company, the transparency of its activities and implementation of new management technologies.



HUMAN RESOURCES

Staff profile

Development of the personnel potential of the gas industry, upgrade of its professional level, improvement of the managerial staff qualification are among Gazprom's key objectives.

The total number of the Company's personnel, its subsidiaries and affiliates amounted to 310.7 thousand, including 257.7 thousand engaged in the core business.

Out of the total staff engaged by the Company, 73 thousand have graduated from Universities and Institutes, including 1,389 holders of professor degree and Ph.D. holders.

Personnel training

In the year of 2001 the activity aimed at systematic development and qualitative improvement of the Company's staff was carried out by way of more careful selection and positioning of the personnel, through the system of professional training, upgrading and improvement of qualification.

In 2001, 90,800 managers, specialists and workers of the Company (43.7% of the total number) were involved in different training programs, including 4,200 persons having got the first professional qualification, 7,600 – second profession and 39,200 have passed through the program of professional upgrading.

Over 30,000 managers and specialists were trained within the frames of Gazprom's System of continuous corporate education, including 116 top managers and 109 promising young specialists. Professional training was initiated for the accountants of Gazprom, its subsidiaries and affiliates.

Remuneration and Social strategy

The situation with payment of wages and salaries to employees improved over the last year. In general the wages and salaries were paid out without delay. Comparing to 2000, the total payments increased by 40%.

Control over the fulfillment of the Tariff Agreement concluded for the years of 2001 – 2003 between the management of Gazprom and the Inter-Regional Trade Union was in the center of the Company' s attention. The Agreement assumes further development of the social partnership between the employees and the employers.

Many efforts were undertaken to maintain the welfare of the retired employees. Over 48,000 persons are the members of the Non-Federal retirement Fund, over 20,000 of them are the beneficiaries of the Fund.

About 54,000 employees of Gazprom and their family members were provided with medical and diagnostics, prophylactic and sanitation care within the frames of voluntary medical insurance program secured by the Gazprommedstrakh and Sogaz insurance agencies.



Full-scale sporting activities are promoted in the Company. Different sports games and international competitions with participation of the European oil and gas companies are arranged under sponsorship of the Company's subsidiaries.

ENVIRONMENTAL MATTERS

In 2001 Gazprom was involved in a purposeful activity aimed at a loosening of technogenic impact to the Nature, a reduction of harmful emissions into the atmosphere and environment.

To get information on the current ecological situation required for planning the environmental protection control and management, a system of continuous industrial and ecological monitoring was installed.

In 2001 massive pollutant emissions into the atmosphere have been reduced by 60,200 tons as compared to the previous year. The reduction of methane emissions by 2% was effected due to implementation of new technologies in the process of hole blowing and examination, reduction in natural gas losses in the pipelines and compressor stations and technological losses. NOx and COx emissions were reduced by 2.5% and 4.8%, respectively. The efficiency enhancement of final exhaust gas treatment in sulfur production allowed reducing the sulfur dioxide emission by 1.4%.

As a result of the industrial activity of the Company, 161,400 tons of industrial waists were disposed, rendered harmless and allocated at special facilities for controlled storage.

The investments into the environmental protection amounted to RR 3.3 billion.

Gazprom is participating in implementation of joint international scientific and technical projects. In cooperation with Ruhrgas AG, Volgotransgaz is involved in the project aimed at gas flow optimization which would enable to reduce annual fuel gas consumption by 90 mcm, electricity by 575 mln kW/h and greenhouse gases emission – by 450,000 tons. Execution of the project for the Unified Gas Supply System will result in saving over 2.2 bcm of fuel gas at compressor stations and reduction of greenhouse gases emission by 4 mln t.



Off-shore oil and gas fields development began in 1949. In 1959 the USSR for the first time built a floating submersible rig for drilling exploratory and appraisal wells in shallow waters. Pioneer floating jack-up rig was commissioned in 1966.

STRATEGIC PRIORITIES

Major strategic priorities of Gazprom are as follows:

- the Company's capitalization build-up;
- stabilization of gas production and strengthening of the mineral resource base;
- development and modernization of the Unified Gas Supply System;
- large-scale international projects realization;
- production and economic efficiency enhancement.

The main target of Gazprom's economic strategy is Company's capitalization growth. The strategy is supposed to be realized through improvement in the legislation of the Russian Federation, liberalization of the share market of Gazprom, convergence of share prices in Russia and abroad, expansion of foreign participation in the charter capital of the Company up to 20%, simplification of the procedure of stock purchase and sale. The improvement of the corporate governance through development of directive documents of the Company regulating procedures of decision-making and relations with different social groups will positively influence the market capitalization of the company.

Strengthening of the Company's mineral resource base will be carried out through the development of new fields and increase of production at the existing fields. Thus, the Company is going to produce 100 bcm of natural gas at the Zapolyarnoye gas and condensate field by 2005.

The explored reserves are structured so that in line with the major resource base of the country – Western Siberia – new regions of natural gas production will be developed: in Eastern Siberia, in the Barents and Kara Seas offshore.

Pestsovoye, Aneryakhiskoye and Kharvutinskoye fields will be put on stream in Western Siberia in the period up to 2006.

The prospects of the Company's development are connected with the exploration of the fields located in extreme climatic and geographical zones of the Yamal peninsula, the offshore area of the Obskaya and Tazovskaya Bays, in the Arctic seas. Huge investments will be required for the development of the said zones.

The Yamal peninsula is one of the most promising regions of Western Siberia in terms of oil and gas bearing capacity. 26 fields have been discovered in the region with total proved reserves of 10.4 tcm of natural gas, 250.5 mln t of condensate (recoverable) and 291.8 mln t of oil (recoverable). Gazprom has licenses for the development of Bovanenskoye, Kharasavey and Novoportovskoye fields with the total gas reserves over 5.8 tcm.

Considering the amount of the mineral reserves available, development of the Yamal fields is of key importance in terms of long-term gas production projections, reliability of internal and external gas supplies.

A shift method of the development is deemed preferable for the development of the regions difficult to access.



The Company's strategy for the nearest future assumes development of small gas fields located in the vicinity of the fields currently under development. Development of those fields will be effective due to well-developed gas transportation infrastructure in the area.

The Gazprom's managment committee approved The Complex Program aimed at development of gas reserves of Eastern Siberia and the Far East, creation of a gas transportation system in the Eastern regions of Russia and a single export route linking the regions of natural resources development with the Asia-Pacific countries.

The problem of the development of non-conventional hydrocarbon reserves is of growing importance. The «Methane of Kuzbas» program initiated in early 1990th is intended for arrangement of the commercial methane production from coal deposits as an original mineral wealth.

According to the geologists' evaluation, the expected methane reserves in coal deposits of the Kuznetsk Basin in the depth down to 1800 m amount to 13 tcm.

The energy strategy in the gas production assumes a number of challenges facing the Industry. Development and expansion of domestic and foreign gas markets will require to raise gas production in Russia up to 650 bcm in 2010 and 700 bcm in 2020. The strategic plans of Gazprom presume maintaining gas production at the level of 530 bcm/y for the period up to 2020. The volume of gas production by independent companies should be raised up to 170 bcm.

Gas production stabilization is connected directly with the volume of investments required for commissioning of new facilities, reconstruction and general overhaul of existing capacities. The problem is linked inseparably with the financing, with pricing policy in domestic gas sales and the tariffs for gas transportation. A Program of step-by-step gas price rise should be adopted by the Federal authorities, which would allow to forecast the level of gas prices both for investors and consumers.

The Program should envisage the following:

- creation of conditions for the companies of the gas industry to cover reasonable expenses and get profit, secure stable gas supply to the Russian customers and fulfill international obligations;
- creation of favourable conditions for gas supplies to the Russian and foreign customers;
- elimination of cross-subsidizing of certain gas consumers at the expanse of other users;
- gradual shift to formation of market pricing mechanisms instead of directive pricing through expansion of the unregulated market sector, including commodity exchange business at free-market prices;
- gas qualitative characteristics assessment in prices for gas as compared to alternative fuels so that to provide for optimal consumption of the natural gas. Introduction of premium to the price for gas charged to the customers using gas as a fuel.

The Program implementation will secure the ability to forecast price adjustments, improve the attractiveness of the natural gas industry for investors as well as provide additional incentive for introduction of gas saving equipment and technologies.

As for international projects we assume completion of the construction of the European part of the Yamal-Europe and Russia-Turkey pipelines, construction of the North-European gas pipeline to Germany via the Finish bay and the Baltic Sea, hydrocarbons production in Iran (South Pars). The prospects for Gazprom's presence at the gas markets of the Asia-Pacific region are examined, as well as the Company's involvement in hydrocarbons exploration and production in India and Vietnam offshore.

Gazprom and The Gas Authority of India (GAIL) have signed an agreement with the Government of India on geological exploration of the Indian Continental Shelf for the further development of discovered fields for the period of 20 years.

The Company started realization of the oil and gas contract with the PetroVietnam Company aimed at development of the Vietnam Continental Shelf.

In order to improve the reliability of gas supplies to the Russian and foreign consumers, the Company plans to expand the underground storage facilities network to increase the annual gas withdrawal by 1.7 – 2.5 times up to 2030.

Operational economic efficiency improvement is connected, first of all, with implementation of the state-of-the-art scientific and technological developments. These include enhancement of efficiency of gas compressor units, complex hydrocarbons processing, use of principally new methods of non-destructive control of gas mains and units, introduction of the new methods and technologies of repair, implementation of the Energy saving program.


PgDn
Enter
Del
ISSUE

The real Natural gas era started after the end of the World War II when gas production and supply expanded rapidly. Natural gas was used not only as a source of primary energy, as well as a valuable raw material for chemical industry.

SHAREHOLDER INQUIRIES

Full Company name:
Open joint-stock company «Gazprom»
Short name: OAO «Gazprom»

Headquarters:
Russian Federation
Moscow V-420, GSP-7, 117997, ul. Nametkina, 16
Tel. (095) 719.3001 (reference)
Fax (095) 719.8333, 719.8335

Internet:
www.gazprom.ru

Official license:
022.726 issued by Moscow Registration Chamber
25 February 1993

Tax payer Identification Number:
7736050003

Investor Relations:
Securities Devision of the
Corporate Financing Department

Edouard IVANOV
Head of Securities Devision
Tel. (095) 719.2309
Fax (095) 719.3541

Alexander TSEGELSKY
Deputy Head of Securities Devision
Tel. (095) 719.2804
Fax (095) 719.3541

Olga BORODINA
Head of Investor Relations Office
Tel. (095) 719.4986, 719.2601
Fax (095) 719.3937
E-mail: O.Borodina@adm-rao.gazprom.ru

Accounting Devision
Andrey NUPENKO
Head of Devision
Tel. (095) 719.8927
Fax (095) 719.4144

Auditors:

ZAO PricewaterhouseCoopers Audit
Russian Federation
113054 Moscow, Kosmodamianskaya nab., 52, build.5
Tel. (095) 967.6000
Fax (095) 967.6001
License 016153 issued on the 23d November 1999
by the Central Certification Commission of the
Ministry of Finance of the Russian Federation

Share Registration:

ZAO «Spetsializirovanny registrator-Derjhatel reestra
aktsionerov gazovoy promyshlennosty» (ZAO SR-DRAGa)
Russian Federation
119435 Moscow, Savvinskaya naberezhnaya, 25
Postal address:
Moscow, V-420, GSP, 117420,
ul. Novocheremushkinskaya, 71/32
Tel. (095) 719.4044
Fax (095) 719.4585
Licence 01062 issued on the 20th May 1996 by
The Federal Commission on Securities Market
of the Russian Federation

Depositary:

Commercial Bank for the Gas Industry
«Gazprombank» (ZAO)
Russian Federation, Moscow, 117420,
ul. Nametkina, 16, build 1
Postal address: Russian Federation,
117419 Moscow, 2-nd Verkhne-Mikhaylovsky proezd, 9, korp.2
Tel. (095) 913.7401, 913.7402, 913.7405
Fax (095) 719.1686
License 177-04464-000100 issued on the 10th of January 2001
by the Federal Commission on Securities Market of the Russian Federation

OPEN JOINT-STOCK COMPANY GAZPROM

OAO GAZPROM
IAS CONSOLIDATED
FINANCIAL STATEMENTS
31 DECEMBER 2001

82-4070

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheet of OAO Gazprom and its subsidiaries (the "Group") as of 31 December 2001 and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

4. Without qualifying our opinion, we draw your attention to Note 27 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

PricewaterhouseCoopers

Moscow, Russian Federation
26 June 2002

OAO GAZPROM
IAS CONSOLIDATED BALANCE SHEET
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		31 December 2001	31 December 2000
	Assets		
	Current assets		
6	Cash and cash equivalents	46,585	12,121
6	Restricted cash	40,150	44,537
7	Short-term investments	27,246	28,487
8	Accounts receivable and prepayments	234,197	292,433
9	Inventories	74,238	70,335
14	Other current assets	29,196	4,683
		451,612	452,596
	Long-term assets		
10	Property, plant and equipment	1,548,823	1,522,441
5,11,27	Investments in associated undertakings	78,253	74,971
12	Other long-term investments	32,507	31,562
17	Deferred tax assets	13,796	116,501
	Other long-term assets	17,100	36,407
		1,690,479	1,781,882
5	Total assets	2,142,091	2,234,478
	Liabilities and equity		
	Current liabilities		
13	Accounts payable and accrued charges	103,161	101,250
14	Taxes payable	55,048	136,029
15	Short-term borrowings and current portion of long-term borrowings	167,729	132,954
15	Short-term promissory notes payable	61,154	68,404
19	Provisions for liabilities and charges	-	10,352
		387,092	448,989
	Long-term liabilities		
16	Long-term borrowings	206,231	243,421
16	Long-term promissory notes payable	17,232	7,351
14	Restructured tax liabilities	19,073	10,519
19	Provisions for liabilities and charges	17,414	29,629
		259,950	290,920
5	Total liabilities	647,042	739,909
26	Minority interest	15,104	10,355
	Shareholders' equity		
20	Share capital	282,483	282,483
20	Treasury shares	(18,131)	(11,479)
20	Retained earnings and other reserves	1,215,593	1,213,210
	Total shareholders' equity	1,479,945	1,484,214
	Total liabilities and equity	2,142,091	2,234,478

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM
IAS CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Year ended 31 December 2001	2000
5, 21	Sales	619,325	641,520
5, 22	Operating expenses	(435,565)	(483,258)
5	**Operating profit**	**183,760**	**158,262**
	Exchange gain	24,293	53,026
	Exchange loss	(28,990)	(56,094)
	Interest income	12,321	13,560
14	Gain on restructured taxes	18,699	20,011
	Interest expense on taxes payable	(6,914)	(23,741)
	Other interest expense	(33,692)	(32,324)
	Net finance costs	(14,283)	(25,562)
	Share of net income of associated undertakings	3,567	755
18	Losses on available-for-sale investments	(863)	(2,666)
	Profit before gain on net monetary position, profit tax and minority interest	**172,181**	**130,789**
3	Monetary gain	29,113	52,406
	Profit before profit tax and minority interest	**201,294**	**183,195**
17	Current profit tax expense	(82,486)	(82,249)
17	Deferred profit tax (expense) benefit	(102,705)	240,854
17	Profit tax (expense) benefit	(185,191)	158,605
	Profit before minority interest	16,103	**341,800**
26	Minority interest	(4,638)	(1,801)
23	**Net profit**	11,465	**339,999**
24	**Basic and diluted earnings per share (in Roubles)**	**0.54**	**16.16**

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM
IAS CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Year ended 31 December 2001	2000
	Operating activities		
25	**Net cash provided by operating activities**	135,218	102,091
	Investing activities		
	Capital expenditures	(81,190)	(57,674)
	Net change in loans made	(1,041)	1,725
	Interest received	10,796	12,558
10	Interest paid and capitalised	(14,516)	(17,306)
26	Net cash received on acquisition of subsidiary	292	-
	Sale of investments	-	3,060
	Purchase of investments	(7,840)	(8,351)
	Net cash used for investing activities	(93,499)	(65,988)
	Financing activities		
	Proceeds from long-term borrowings (including current portion)	88,233	19,009
	Repayment of long-term borrowings (including current portion)	(42,674)	(41,799)
	Sale of promissory notes	47,264	59,035
	Redemption of promissory notes	(67,976)	(26,361)
16	Redemption of bonds	(103)	(635)
	Net (repayments of) proceeds from short-term borrowings	(696)	4,466
20	Dividends paid	(5,851)	(3,604)
	Interest paid	(25,899)	(26,019)
	Purchases of treasury shares	(47,205)	(8,449)
	Sales of treasury shares (net of profit tax)	43,284	6,810
6	Change in cash restricted on borrowings	3,591	(7,436)
	Net cash used for financing activities	(8,032)	(24,983)
	Effect of exchange rate changes on cash and cash equivalents	3,160	1,841
	Effect of inflation accounting on cash and cash equivalents	(2,383)	(9,761)
	Increase in cash and cash equivalents	34,464	3,200
	Cash and cash equivalents, at beginning of year	12,121	8,921
	Cash and cash equivalents, at end of year	46,585	12,121

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM
IAS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
	Balance as of 31 December 1999	21.1	282,483	(7,568)	879,927	1,154,842
	Net income for the period				339,999	339,999
20	Net treasury share transactions	(0.1)		(3,911)	2,272	(1,639)
20	Translation differences				745	745
20	Return of social assets to governmental authorities				(6,440)	(6,440)
20	Dividends				(3,838)	(3,838)
	Balance as of 31 December 2000	21.0	282,483	(11,479)	1,212,665	1,483,669
18	Effect of adoption of IAS 39				545	545
	Adjusted balance at 31 December 2000	21.0	282,483	(11,479)	1,213,210	1,484,214
	Net income for the period				11,465	11,465
20	Net treasury share transactions	(0.0)		(6,652)	2,731	(3,921)
20	Translation differences				(1,331)	(1,331)
20	Return of social assets to governmental authorities				(4,656)	(4,656)
20	Dividends				(5,826)	(5,826)
	Balance as of 31 December 2001	21.0	282,483	(18,131)	1,215,593	1,479,945

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group is directly involved in the following principal activities:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas; and
- Distribution – domestic and export sale of gas.

The weighted average number of employees during 2001 and 2000 was 300 thousand and 306 thousand respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in accordance with International Accounting Standards ("IAS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

3 BASIS OF PRESENTATION (continued)

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years 31 December 2001, and the respective conversion factors used are:

Year	Index	Conversion Factor
1997	659,403	3.60
1998	1,216,400	1.95
1999	1,661,481	1.43
2000	1,995,937	1.19
2001	2,371,572	1.00

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current as of 31 December 2001;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as of 31 December 2001;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current as of 31 December 2001) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for 2000 are restated using the conversion factor 1.19 in order to state them in terms of the monetary unit current as of 31 December 2001.

The consolidated statement of operations includes net monetary gains of RR 29,113 and RR 52,406 for the periods ended 31 December 2001 and 2000, respectively, because on average the Group had net monetary liabilities in both years.

The US dollar to RR exchange rates were 30.14 and 28.16 as of 31 December 2001 and 31 December 2000, respectively. The Euro to RR exchange rates were 26.49 and 26.14 as of 31 December 2001 and 31 December 2000, respectively.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

Consolidation

Significant subsidiary companies in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated.

Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date from which control ceases. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests.

Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method. The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established.

Assets and liabilities of subsidiaries acquired are restated to comply with uniform Group accounting policies. Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/associated undertaking at the date of acquisition is recorded as goodwill. Goodwill on acquisition of subsidiary undertakings is included in other long-term assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over the shorter of its estimated useful life or 20 years.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Associated undertakings are accounted for using the equity method. Provisions are recorded for any impairment in value.

The equity method involves recognising in the statement of operations the Group's share of the associated undertakings' profit or loss for the year, less dividends received. The Group's interest in each associate is carried at the balance sheet at an amount that reflects cost, including the goodwill at acquisition, plus share of profit and losses less dividends received less amortisation of goodwill. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

Joint ventures

Joint ventures are contractual agreements whereby two or more parties undertake economic activity, which is subject to joint control. Jointly controlled entities are accounted for using the equity method.

Mutual cancellation and barter transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or, to a lesser extent, through direct settlement by goods from the final customer (barter). A portion of operations, including capital expenditures, is transacted by mutual cancellations or barter. Such transactions are excluded from investing and financing activities in the consolidated statement of cash flows. Net cash received from operating activities in the consolidated statement of cash flow also represents actual cash flow transactions. However, individual items within operating activities are stated inclusive of both cash and non-cash transactions due to the significance of non-cash transactions in the form of barter and mutual-cancellation offsets. Management believes the costs which would be required to be expended to determine such information would outweigh the benefits of having such information.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and payables that expect to be settled by mutual settlements, barter or other non-cash settlements, are recognized based on management's estimate of the fair value to be received or given up. Approximately, 18% and 22% of accounts receivable from gas sales settled during the years ended 31 December 2001 and 2000, respectively, were settled in this manner.

Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

The balance sheets of foreign subsidiaries and associated undertakings and the monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the year end are translated into Roubles at the exchange rates prevailing at the year end. Exchange differences arising on the retranslation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity. Statements of operations of foreign entities are translated at average exchange rates for the year.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of operations.

Property, plant and equipment

Property, plant and equipment are carried at historical cost after deduction of accumulated depreciation restated to the equivalent purchasing power of the RR as of 31 December 2001 on the basis of the indices included in Note 3.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation are recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. These disposals are deemed to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to other reserves.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is calculated on a straight-line basis. Depreciation on wells and production equipment has been calculated on cost restated to the equivalent purchasing power of the Rouble as of 31 December 2001, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method as the difference is not material. Assets under construction are not depreciated.

As the Group operates in the gas exploration, extraction and transportation industry in the Russian Federation, its normal activity probably results in damage to the environment. The Group annually evaluates its contingent obligations under environmental regulations. Environmental provisions are determined as the fair value of costs for restoration of wells and plants. As obligations are determined, they are recognised immediately. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalised.

The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

Investments

As of 1 January 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. The most part of available-for-sale investments comprise principally non-marketable equity securities, which are not publicly traded or listed on the Russian stock exchange and, due to the nature of the local financial markets, it is not possible to obtain current market value for these investments. For these investments, fair value is estimated by reference to the discounted operating cash flows of the investee. For other investments traded in active markets, fair value is determined by reference the current market value at the close of business on 31 December 2001.

Realized and unrealized gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the statement of operations in the period in which they arise.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 3, or market value. Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

In the cash flow statement, purchases and sales of trading investments are presented within the section on operating activities as part of changes in working capital.

In the statement of operations, changes in fair values of trading investments are recorded in other operating expenses.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less.

Treasury shares

Treasury shares are recorded at cost, using the specific identification method. The gains (losses) arising from treasury share transactions are recognised as a movement in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability and deducted from equity in the period in which they are declared.

Accounts receivable

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the origination of receivables.

Inventories

Inventories are valued at the lower of net realisable value or weighted average cost restated to the equivalent purchasing power of the RR as of 31 December 2001 on the basis of indices included in Note 3.

Borrowings

Borrowings are recognised initially at the fair value of the proceeds received (which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are recognised at amortised cost, using the effective yield method.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions, including provisions for environmental liabilities, are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Pension and other post-retirement benefits

The Group operates a defined benefit plan. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to operating expenses within the consolidated statement of operations so as to spread the regular cost over the service lives of employees. The pension obligation is measured at the present value of the estimated future cash outflows using interest rates of government securities, which have the terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service live of employees.

The Group owns and controls NPF Gazfund, which administers the Group's defined benefit plan. Members of Group's management are trustees of NPF Gazfund. The assets of NPF Gazfund primarily consits of shares of OAO Gazprom. The parent/subsidiary relationship between the Group and NPF Gazfund means that the assets held by NPF Gazfund do not meet the definition of plan assets and are, therefore, recognized in the consolidated balance sheet as treasury shares or other investments, as appropriate.

Mandatory contributions to the State pension plan, which is defined as a contribution plan, are expensed when incurred and are included within staff costs in operating expenses. The cost of providing other discretionary post-retirement obligations (including constructive) is charged to the consolidated statement of operations so as to spread the regular cost over the service lives of employees.

Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of VAT, excise taxes and other similar compulsory payments.

Interest

Interest income and expense are recognised in the statement of operations for all interest bearing instruments on an accrual basis using the effective yield method. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development

Research and development expenditure is recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits. However, development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" as of 1 January 2001. The financial effects of adopting IAS 39 are disclosed in Note 18.

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

- Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11 and 26), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euro. Exchange differences on the euro loans are recognized in the statement of operations.

- Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable. Credit risks related to accounts receivable are systematically monitored and are considered when impairment provisions are created. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for impairment of receivables has already been made.

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations.

Accounting for derivative financial instruments

As part of trading activities, primarily by the banking subsidiaries, the Group is also party to derivative financial instruments including forward and options contracts in foreign exchange and precious metals. The Group's normal policy is to measure these instruments at fair value using contractual rates, with resultant gains or losses being reported within the consolidated statement of operations.

The Group does not apply hedge accounting in preparation of its financial statements.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

Quoted market prices or dealer quotes for the specific or similar instruments are used for fair value estimation of long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.The fair value of unquoted financial instruments is estimated from the future cash flows expected from both the periodic income generated by the investments and from their disposal, discounted by a rate that reflects the risk inherent in the investment.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of accounts receivable for disclosure purposes is estimated by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the balance sheet date.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas;
- Distribution – domestic and export sale of gas; and
- Other – other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
31 December 2001						
Segment assets	465,711	37,245	1,077,512	172,841	206,246	1,959,555
Associated undertakings	-	1,822	58,154	9,169	9,108	78,253
Unallocated assets						211,168
Inter-segment eliminations						(106,885)
Total assets						2,142,091
Segment liabilities	17,358	19,812	21,938	116,736	41,267	217,111
Unallocated liabilities						536,816
Inter-segment eliminations						(106,885)
Total liabilities						647,042
Capital expenditures for the period	61,586	5,359	67,143	96	15,261	149,445
Depreciation	26,786	2,403	55,791	136	3,985	89,101
Charges for impairment and provisions	2,284	5,045	12,533	24,931	782	45,575
31 December 2000						
Segment assets	466,165	19,783	1,082,630	228,429	234,763	2,031,770
Associated undertakings			65,048	2,855	7,068	74,971
Unallocated assets						236,037
Inter-segment eliminations						(108,300)
Total assets						2,234,478
Segment liabilities	26,000	5,189	24,993	117,626	35,742	209,550
Unallocated liabilities						638,659
Inter-segment eliminations						(108,300)
Total liabilities						739,909
Capital expenditures for the period	51,643	3,151	49,493	394	36,899	141,580
Depreciation	24,745	2,140	53,910	120	3,573	84,488
Charges for impairment and provisions	13,070	13,541	19,098	35,338	1,737	82,784

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

5 SEGMENT INFORMATION (continued)

	Production	Refining	Transport	Distribution	Other	Total
Year ended 31 December 2001						
Segment revenues						
Inter-segment sales	73,040	13,467	177,327	12,120	-	275,954
External sales	1,744	64,838	15,832	508,021	28,890	619,325
Total segment revenues	74,784	78,305	193,159	520,141	28,890	895,279
Segment expenses						
Inter-segment expenses	(1,960)	(11,929)	(16,249)	(245,816)	-	(275,954)
External expenses	(58,943)	(60,315)	(131,520)	(147,952)	(28,533)	(427,263)
Total segment expenses	(60,903)	(72,244)	(147,769)	(393,768)	(28,533)	(703,217)
Segment result	13,881	6,061	45,390	126,373	357	192,062
Unallocated operating expenses						(8,302)
Operating profit						183,760
Year ended 31 December 2000						
Segment revenues						
Inter-segment sales	50,358	11,221	118,677	7,013	-	187,269
External sales	6,455	35,177	31,757	532,929	35,202	641,520
Total segment revenues	56,813	46,398	150,434	539,942	35,202	828,789
Segment expenses						
Inter-segment expenses	(1,235)	(5,512)	(9,686)	(170,836)	-	(187,269)
External expenses	(66,780)	(36,712)	(142,972)	(181,461)	(29,157)	(457,082)
Total segment expenses	(68,015)	(42,224)	(152,658)	(352,297)	(29,157)	(644,351)
Segment result	(11,202)	4,174	(2,224)	187,645	6,045	184,438
Unallocated operating expenses						(26,176)
Operating profit						158,262

The inter-segment revenues mainly consist of:

- Production – sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining – sale of refined products to other segments;
- Transport – rendering transportation services to the Distribution segment; and
- Distribution – sale of gas to the Transport segment for operational needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual segments. Provisions for guarantees (see Note 28) have been included within unallocated expenses. Also included within unallocated expenses are corporate expenses, including provision for the impairment of other investments.

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures comprise additions to property, plant and equipment. Charges for impairment and provisions relate only to those charges made against allocated assets and include provisions for accounts receivable, assets under construction, investments, inventory and other long-term assets.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 21.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash in hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR 34,269 and RR 38,608 as of 31 December 2001 and 31 December 2000, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, restricted cash comprises of balances of cash RR 5,881 and RR 5,929 as of 31 December 2001 and 31 December 2000, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

	31 December 2001	31 December 2000
Trading investments	13,188	15,948
Available-for-sale investments	14,058	12,539
	27,246	28,487

Trading investments primarily comprise marketable equity and debt securities held by the Group's banking subsidiaries with a view to generating short-term profits. These investments are traded in active markets and are valued at market at the close of business on reporting date by reference to stock exchange quoted bid prices.

Available-for-sale investments primarily comprise promissory notes of third parties and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within twelve months of the balance sheet date.

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December 2001	31 December 2000
Trade receivables (net of impairment provision of RR 93,520 and RR 83,021 as of 31 December 2001 and 2000, respectively)	141,020	201,821
Prepayments and advances paid (net of impairment provision of RR 9,972 and RR 6,421 as of 31 December 2001 and 2000, respectively)	41,152	32,060
Other receivables (net of impairment provision of RR 27,144 and RR 17,993 as of 31 December 2001 and 2000, respectively)	52,025	58,552
	234,197	292,433

The fair value of accounts receivable and prepayments is RR 242,993 as of 31 December 2001.

Management has considered the likelihood of collection of receivables beyond 2002 when determining the amount of the impairment provision on receivables.

RR 71,096 and RR 94,446 of trade receivables are denominated in hard currency, mainly US dollars, as of 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS (continued)

Other receivables include RR 35,429 and RR 26,614 relating to the operations of AB Gazprombank (ZAO) and National Reserve Bank (see Note 26) as of 31 December 2001 and 2000, respectively. These balances mainly represent deposits with other banks and loans issued to customers at commercial rates, depending on credit risks and maturities. As of 31 December 2001, the average year-end interest rate on banking deposits and loans ranged from 12.6% to 16.6% on balances denominated in Russian Roubles and from 2.3% to 10.7% on balances denominated in foreign currency. As of 31 December 2000, the average year-end interest rate on banking deposits and loans ranged from 4.7% to 23.6% on balances denominated in Russian Roubles and from 4.9% to 11.5% on balances denominated in foreign currency.

As of 31 December 2001 and 2000, AB Gazprombank (ZAO) had pledged deposits with banks and other financial institutions of RR 7,444 and RR 10,067, respectively. There are pledged as collateral for borrowings received by OAO Gazprom and credit exposures of Altalanos Ertekforgalmi Bank Rt ("AEB").

The fair value of banking deposits and loans approximate the carrying values, as the majority are short-term in nature and at commercial rates.

9 INVENTORIES

	31 December 2001	31 December 2000
Materials and supplies	32,045	34,972
Gas (in pipelines and storage)	32,845	29,699
Refined products	3,340	497
Goods for resale	6,008	5,167
	74,238	70,335

Inventories are presented net of a provision for obsolescence of RR 14,060 and RR 14,339 as of 31 December 2001 and 31 December 2000, respectively.

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
As of 31.12.99								
Cost	1,018,845	324,625	396,766	496,160	2,236,396	115,863	268,288	2,620,547
Accumulated depreciation	(448,776)	(157,629)	(244,767)	(232,382)	(1,083,554)	(21,972)	-	(1,105,526)
Net book value at **31.12.99**	570,069	166,996	151,999	263,778	1,152,842	93,891	268,288	1,515,021
Depreciation	(30,032)	(9,787)	(23,771)	(17,603)	(81,193)	(3,295)	-	(84,488)
Additions	217	194	5,425	2,147	7,983	21	133,576	141,580
Transfers	16,818	13,240	41,416	39,845	111,319	12,385	(123,704)	-
Disposals	(3)	(885)	(2,542)	(3,369)	(6,799)	(9,671)	(3,505)	(19,975)
Impairment charge							(29,697)	(29,697)
Net book value at **31.12.00**	557,069	169,758	172,527	284,798	1,184,152	93,331	244,958	1,522,441

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

10 PROPERTY, PLANT AND EQUIPMENT (continued)

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
As of 31.12.00								
Cost	1,035,924	336,868	439,690	533,914	2,346,396	116,734	244,958	2,708,088
Accumulated depreciation	(478,855)	(167,110)	(267,163)	(249,116)	(1,162,244)	(23,403)	-	(1,185,647)
Net book value at 31.12.00	**557,069**	**169,758**	**172,527**	**284,798**	**1,184,152**	**93,331**	**244,958**	**1,522,441**
Depreciation	(31,171)	(10,565)	(24,617)	(19,477)	(85,830)	(3,271)	-	(89,101)
Additions	12,558	10	162	138	12,868	268	135,345	148,481
Acquisition of subsidiary	-	-	340	334	674	-	289	963
Transfers	60,220	34,396	45,634	72,809	213,059	1,073	(214,132)	-
Disposals	(45)	(295)	(4,450)	(8,456)	(13,246)	(6,404)	(8,662)	(28,312)
Impairment charge							(5,649)	(5,649)
Net book value at 31.12.01	**598,631**	**193,304**	**189,596**	**330,146**	**1,311,677**	**84,997**	**152,149**	**1,548,823**
As of 31.12.01								
Cost	1,108,646	370,360	480,099	597,717	2,556,822	111,282	152,149	2,820,253
Accumulated depreciation	(510,015)	(177,056)	(290,503)	(267,571)	(1,245,145)	(26,285)	-	(1,271,430)
Net book value at 31.12.01	**598,631**	**193,304**	**189,596**	**330,146**	**1,311,677**	**84,997**	**152,149**	**1,548,823**

Assets under construction are presented net of a provision for impairment of RR 88,997 and RR 83,348 as of 31 December 2001 and 2000, respectively.

For the year ended 31 December 2001, disposals include RR13,615 related to the disposal of OAO Lebedinsky GOK (see Note 26).

Included in additions above is capitalized interest of RR 16,380 and RR 18,699 for the years ended 31 December 2001 and 2000, respectively. Capitalization rates of 7.3% and 8.2% were used representing the weighted average actual borrowing cost of the relevant loans for the years ended 31 December 2001 and 2000, respectively.

Included in the property, plant and equipment above are fully depreciated assets which are still in service of RR 512,019 and RR 275,788 as of 31 December 2001 and 2000, respectively. Also included in additions above are non-cash additions of RR 42,680 and RR 56,564 for the years ended 31 December 2001 and 2000, respectively.

Depreciation disclosed above includes RR 571 and RR 905 for the years ended 31 December 2001 and 2000, respectively, which is considered a cost of self-constructed assets and thus capitalized rather than expensed in the consolidated statement of operations. Similarly, RR 12,814 and RR 11,035 of depreciation for the years ended 31 December 2001 and 2000, respectively, is capitalized as a component of gas inventories and expensed in the consolidated statement of operations when the gas is sold.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation of RR 38,644 and RR 43,300 as of 31 December 2001 and 2000, respectively. The Group intends to continue the transfers of social assets to governmental authority as stipulated in original privatisation arrangements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

10 PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2013 and 2019, however they may be extended. Management intends to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates.

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Notes		31 December 2001	31 December 2000
27	EuRoPol GAZ S.A.	38,009	42,654
27	WINGAS GmbH	16,986	20,452
27	Armrosgazprom	3,369	-
28	Blue Stream Pipeline Company (BSPC)	2,101	-
	Other (net of provision for impairment of RR 7,406 and RR 7,143 as of 31 December 2001 and 2000, respectively)	17,788	11,865
		78,253	74,971

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2001	2000
Agrochemical Azot	Russia	Sale of agricultural chemicals	46	-
AEB	Hungary	Banking	26	26
Armrosgazprom	Armenia	Gas distribution and transportation	45	-
BSPC	Netherlands	Construction and gas transportation	50	50
EuRoPol GAZ S.A.	Poland	Gas distribution and transportation	48	48
Gas und Warenhandeslgesellschaft GmbH	Austria	Gas distribution	50	50
Gasym Oy	Finland	Gas distribution and transportation	25	25
Moldovagaz	Moldova	Gas distribution and transportation	50	50
Latvias Gaze	Latvia	Gas distribution and transportation	25	25
Overgaz Inc.	Bulgaria	Gas distribution	50	50
Panrusgaz	Hungary	Gas distribution	31	31
Prometheus Gas	Greece	Construction	50	50
Sibur-Tyumen	Russia	Refining investments	42	-
Slovrusgaz	Slovakia	Gas distribution	50	50
Stella Vitae	Lithuania	Gas distribution and transportation	30	30
Turusgaz	Turkey	Gas distribution	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35

Dividends received from associated undertakings were RR 716 and RR 772 for the years ended 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

12 OTHER LONG-TERM INVESTMENTS

	31 December 2001	31 December 2000
South Pars project (net of provision for impairment of RR 1,770 and nil as of 31 December 2001 and 2000, respectively)	16,996	13,833
Other joint ventures (net of provision for impairment of RR 14,889 and RR 15,408 as of 31 December 2001 and 2000, respectively)	1,814	2,269
Available-for-sale investments (net of provision for impairment of RR 12,136 and RR 6,712 as of 31 December 2001 and 2000, respectively)	13,697	15,460
	32,507	31,562

South Pars is a joint venture with Total South Pars and Parsi International Ltd. established in 1997 to provide services to National Iranian Oil Company in relation to development of South Pars oil and gas field in Iran. Under the terms of agreement OAO Gazprom has a 30% interest in the joint venture. Management have assessed the recoverable amount of the Group's investment in the South Pars joint venture based on the present value of expected future cash flows and applying a discount rate of 16%. As a result, a RR 1,770 impairment has been recognised and recorded within operating expenses in the consolidated statements of operations for the year ended 31 December 2001. The impairment is primarily due to revised timing of cash inflows and outflows associated with the joint venture.

Available for sale investments include the Group's 14.3% interest in ZAO Media-Most. The interest in ZAO Media-Most was acquired in 1999 via the settlement of ZAO Media-Most's debt to the Group. ZAO Media-Most is a holding company owning interests in a number of mass media companies (see Note 28).

13 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December 2001	31 December 2000
Trade payables	40,099	33,676
Accounts payable in respect of acquisition of property, plant and equipment	30,306	27,141
Advances received	1,930	2,063
Accruals and deferred income	2,400	1,300
Other payables	28,426	37,070
	103,161	101,250

Other payables includes RR 11,800 and RR 16,441 related to the operations of the Group's banking subsidiaries as of 31 December 2001 and 2000, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates, varying by maturity of deposit, ranging from 2.4% to 8.5% per annum as of 31 December 2001 and from 3.6% to 11.6% per annum as of 31 December 2000.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

14 TAXES PAYABLE

	31 December 2001	31 December 2000
Excise tax (including deferred amounts of RR 20,875and RR 24,141 as of 31 December 2001 and 2000, respectively)	34,123	40,388
Tax penalties and interest	20,034	39,857
Net VAT	979	25,724
Road users tax (including deferred amounts of RR 2,261 and RR 2,943 as of 31 December 2001 and 2000, respectively)	5,572	12,628
Profit tax	463	9,813
Royalty and mineral restoration taxes (including deferred amounts of RR 2,043 and RR 2,025 as of 31 December 2001 and 2000, respectively)	6,220	9,458
State pension fund and other social taxes	549	2,742
Other taxes	6,181	5,938
	74,121	146,548
Less: long term portion of restructured tax liabilities	(19,073)	(10,519)
	55,048	136,029

The deferred amounts included in the taxes above are payable upon settlement of the related trade receivable balances. Substantially all accrued taxes above, excluding the deferred amounts and restructured tax liabilities (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (the refinancing rate was last set at 25.0% per annum on 4 November 2000). Interest does not accrue on tax penalties and interest.

As of 31 December 2000, net VAT comprised current, deferred and restructured VAT liabilities of RR 18,360, RR 4,051 and RR 3,313, respectively. As of 31 December 2001, net VAT represents only restructured VAT payable as the Group had net VAT prepayments for current and deferred VAT amounting to RR 12,772; these receivables are included within other current assets.

As of 31 December 2000, profit tax payable included current, differed and restructured liabilities of RR 8,985, RR nil and RR 828, respectively. As of 31 December 2001, profit tax payable represents only restructured profit tax as the Group had a net prepayment for current profit tax amounting to RR 7,278; these receivables are included within other current assets.

In 2001 excise tax rate for gas sales to CIS countries was reduced from 30% to 15%, effective from 1 January 2001. Meanwhile, certain excise tax exemptions were abolished effective 1 October 2001 (see Note 28).

During 2001 the Group continued to negotiate the restructuring of its tax liabilities in accordance with current tax regulations. The Group's current restructuring agreements presume payments of outstanding restructured taxes over a period of ten years through 2011, in accordance with agreed payment schedules. Interest expense on restructured tax liabilities is accrued quarterly based on outstanding restructured tax liabilities, applying the refinancing rate of the Central Bank of the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

14 TAXES PAYABLE (continued)

The long-term portion of the restructured tax and penalties liabilities has the following maturity profile:

	31 December 2001	31 December 2000
Due for repayment:		
Between one and two years	3,994	2,703
Between two and five years	6,061	8,092
After five years	39,756	17,654
	49,811	28,449
Less: unamortized discount on restructured taxes	(30,738)	(17,930)
	19,073	10,519

The gain recorded upon restructured taxes is disclosed in the statements of operations as a part of net finance costs in the amount discounting of RR 18,699 and RR 20,011 for the years ended 31 December 2001 and 2000, respectively. The amortization of the discount on restructured taxes is recorded within other interest expense and amounted to RR 3,052 and RR 2,081 for the years ended 31 December 2001 and 2000, respectively.

15 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December 2001	31 December 2000
Short-term borrowings:		
RR denominated borrowings	67,947	74,806
Foreign currency denominated borrowings	20,723	2,652
	88,670	77,458
Current portion of long-term borrowings (see Note 16)	79,059	55,496
	167,729	132,954

Short-term RR denominated borrowings had average interest rates ranging from 5.0% to 25.0% and 17.0% to 37.0% for the years ended 31 December 2001 and 2000, respectively. Short-term foreign currency denominated borrowings had average interest rates ranging from 6.5% to 15.0% and from 7.0% to 18.0% for the years ended 31 December 2001 and 2000, respectively.

The Group's short-term promissory notes payable had average interest rates ranging from 18.0% to 24.7% and 18.0% to 53.0% for the years ended 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

16 LONG-TERM BORROWINGS

	Currency	Due	31 December 2001	31 December 2000
Long-term borrowings payable to:				
A French banking consortium	US dollar	2001-2005	69,744	94,897
A German banking consortium	US dollar	2001-2005	51,698	71,762
An Italian banking consortium	US dollar	2001-2007	28,618	38,323
Vneshtorgbank	US dollar	2001-2004	20,227	-
A German banking consortium	Euro	2001-2008	17,057	21,284
An International banking consortium	Euro	2001-2007	11,309	15,064
Sberbank of RF	Roubles	2001-2003	10,147	-
A German banking consortium	Euro	2001-2007	9,506	11,730
A Cyprus banking consortium	US dollar	2001-2006	6,615	9,050
HVB Luxembourg	Euro	2001-2006	6,317	-
Moskovsky Narodny Bank Limited	US dollar	2001-2006	6,053	-
Fuji Bank	US dollar	2003-2010	5,544	-
Eurobonds issued by AB Gazprombank (ZAO)	Euro	2001-2003	5,298	-
A German banking consortium	Euro	2001-2003	4,103	8,050
Hungarian banking consortium	US dollar	2001-2005	3,948	-
Other long-term borrowings		Various	29,106	28,757
Total long-term borrowings			285,290	298,917
Less: current portion of long-term borrowings			(79,059)	(55,496)
			206,231	243,421

Due for repayment:	31 December 2001	31 December 2000
Between one and two years	79,059	57,786
Between two and five years	111,415	153,274
After five years	15,757	32,361
	206,231	243,421

Long-term borrowings include fixed rate loans with a carrying value of RR 59,144 and RR 38,323 and fair value of RR 50,355 and RR 33,687 as of 31 December 2001 and 2000, respectively. All other long-term borrowings have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December 2001	31 December 2000
Fixed rate long-term borrowings	8.86%	7.64%
Variable rate long-term borrowings	6.33%	7.38%

Substantially all long-term borrowings received from international banking consortiums are secured by contractual obligations to sell gas in Europe.

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

16 LONG-TERM BORROWINGS (continued)

Other long-term borrowings include RR 2,786 and RR 3,182 as of 31 December 2001 and 31 December 2000, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue

amounted to 3.0 million bonds, each with a nominal value of 1,000 roubles each and a due date of 15 April 2003.

During the years 2000 and 2001, the Group repurchased 577 thousand bonds. The total liability recorded in respect of the bonds excludes the unamortized discount related to future periods.

The Group's long-term promissory notes payable had average interest rates ranging from 22.0% to 26.5% and 21.5% to 51.0% for the years ended 31 December 2001 and 2000, respectively.

Included within the current portion of long-term borrowings as of 31 December 2001 is an interest free loan provided by RAO UES with a fair value of RR 8,754 and nominal value of RR 10,140. The loan was received on 27 December 2001. The purpose of the loan is to finance settlements of current tax liabilities of the Group's subsidiaries. The loan is to be settled by the delivery of gas from January 2002 to December 2002.

17 PROFIT TAX

The Group accrues current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, computed in accordance with the Russian tax legislation. The tax rates applied were enacted on 1 January 2001.

Profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December	
	2001	2000
Profit before profit tax and minority interest	201,294	183,195
Theoretical tax charge at a statutory rate thereon	(70,453)	(54,958)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-temporary element of net monetary gains	(80,379)	(54,058)
Non-deductible expenses	(33,220)	(47,154)
Statutory tax concessions	11,919	23,465
Other non-temporary differences	(9,004)	(6,340)
Inflation effect on deferred profit tax balance at beginning of year	6,458	6,251
Effect of increase in taxable base due to statutory revaluation	-	274,756
Effect of change in tax rate	(10,512)	16,643
Profit tax (expense) benefit	(185,191)	158,605

The non-temporary impact of monetary gains reflects the effect of inflation on the theoretical tax charge with respect to non-monetary items of a non-temporary nature (primarily social assets and equity).

Profit tax expense in the consolidated statement of operations is stated net of RR 825 and RR 974 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2001 and 2000, respectively (see Note 4).

In August 2001 the Profit tax chapter of the Tax Code was enacted, which introduced a new profit tax rate of 24%. This rate will become effective starting from 1 January 2002.

Differences between the recognition criteria in Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, as appropriate.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

17 PROFIT TAX (continued)

	31 December 2001	Effect of changes in tax rules	Differences recognition and reversals	31 December 2000
Tax effects of taxable temporary differences:				
Accounts receivable	(17,136)	7,854	6,224	(31,214)
Investments	(818)	375	(253)	(940)
Tax effects of deductible temporary differences:				
Property, plant and equipment	29,163	(13,366)	(106,084)	148,613
Inventories	2,587	(1,185)	7,920	(4,148)
Impairment provision for accounts receivable	-	(4,190)	-	4,190
Total net deferred tax asset (liability)	13,796	(10,512)	(92,193)	116,501

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences are due to the fact that a significant proportion of the tax base is based upon independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 3).

The deferred tax expense of RR 106,084 for the year ended 31 December 2001 mostly arose due to the impact of inflation eroding the tax-deductible value of the Group's property, plant and equipment.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 47,493 and RR 43,577 as of 31 December 2001 and 31 December 2000, respectively. A deferred tax liability on these temporary differences was not recognized because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

18 FINANCIAL INSTRUMENTS

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 was a net gain of RR 545 in retained earnings for the re-measurement of available-for-sale securities, stated at fair value as of 1 January 2001. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

Available-for-sale investments: amounts reported in the statement of operations

	31 December 2001
Unrealized fair value losses, net	(1,052)
Realized net gains on sale	189
Total loss on available-for-sale investments	**(863)**

Foreign exchange off-balance sheet financial instruments are generally traded in an over-the-counter market with professional market counterparties on standardized contractual terms and conditions. As of 31 December 2001 the Group's banking subsidiaries had outstanding contracts to purchase and sell precious metals at the market price at the date of maturity. The Group expects to settle these contracts in the normal course of business.

The nominal amounts for off-balance sheet financial instruments are not reflected in the consolidated balance sheet.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

18 FINANCIAL INSTRUMENTS (continued)

The following table provides an analysis of the principal or agreed amounts of contracts outstanding at the year-end. The table includes both the contracts for which the date of maturity has past due and no settlements had been completed as of 31 December 2001, and the contracts with maturity dates subsequent to 31 December 2001. The amounts included in the table are presented on a net basis after gross positions were grouped and netted off by counterparty, where appropriate.

	Principal or agreed amount	
	Domestic	Foreign
Deliverable forward currency	2,954	574
Deliverable forward precious metal contracts	2,049	-
Written foreign currency option contracts	-	10,135
Total	5,003	10,709

At 31 December 2001 the Group had outstanding forward foreign exchange contracts with Russian and foreign banks whereby it had agreed to buy or sell Russian Roubles in exchange for another currency at an exchange rate agreed to at the date of the contract. Some of these contracts were entered into prior to 17 August 1998 and matured during 1998, but have not yet been settled. The Group has been able to settle outstanding contracts with a few counterparties and any resultant gains or losses have been recorded in the consolidated statement of operations.

The Civil Code of the Russian Federation stipulates a three-year period for commencing action to enforce contracts. This period expired during 2001. On the basis of legal advice regarding the enforceability of these contracts under Russian law, market practices and the activities of other participants in the derivatives market in Russia, as well as a significant passage of time, Management is of the opinion that these contracts with domestic banks are no longer legally enforceable, and that therefore no losses will arise for the Group as a result of these contracts.

Management has therefore not recorded any liabilities in respect of these contracts with domestic banks in the consolidated financial statements of the Group for the year ended 31 December 2001. Previously recorded liabilities under these contracts, amounting to RR 8,113, have been released and recorded as derivative gains within operating expenses for the year ended 31 December 2001.

19 PROVISIONS FOR LIABILITIES AND CHARGES

		31 December	
Notes		2001	2000
	Provision for pension obligations	12,093	9,307
28	Provision for guarantees	-	10,352
28	Provision for environmental liabilities	1,196	5,311
	Other	4,125	15,011
		17,414	39,981
	Less: current portion of provisions for liabilities and charges	-	(10,352)
		17,414	29,629

Total expenses associated with pension obligations are included within operating expenses in the consolidated statement of operations and amount to RR 3,062 and RR 1,444 for years ended 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

19 PROVISIONS FOR LIABILITIES AND CHARGES (continued)

Movements in the provision for pension obligations recognized in the balance sheet are as follows:

	Year 2001
As of 1 January 2001	9,307
Current service costs	1,443
Interest costs	1,619
Pensions paid	(276)
As of 31 December 2001	12,093

Principal actuarial assumptions used (expressed as weighted average):

	31 December 2001	31 December 2000
Real discount rate	8%	8%
Future salary increases	2%	0%

20 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR 282,483 as of 31 December 2001 and 31 December 2000 and consists of 23.7 billion ordinary shares, each with a historical par value of RR 5.

Dividends

In 2000, the Group accrued and paid total dividends in the amount of RR 0.17 (including interim dividends in the amount of RR 0.07 per share as well as final dividends in respect of 1999, in the amount of RR 0.10 per share). In 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the amount of RR 0.23 per share.

In 2002 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2001 in the amount of RR 0.44 per share. Because this decision of the Group management was reached after the balance sheet date, the final dividend proposed in respect of 2001 has not been recognised in the consolidated balance sheet. The final dividend of RR 10,416 (including income tax on dividends in the amount of RR 625) will be paid prior to 31 December 2002.

Treasury shares

As of 31 December 2001, subsidiaries of OAO Gazprom held 2,672 million of the ordinary shares of OAO Gazprom (as of 31 December 2000 - 2,684 million). The Group controls the voting rights of these shares.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble as of 31 December 2001, and cumulative translation differences of RR 1,331 and RR (745) arising on the retranslating of the net assets of foreign subsidiaries and associated undertakings as of 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

20 SHAREHOLDERS' EQUITY (continued)

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. The Group is negotiating to return certain of these assets to governmental authorities, though this process is expected to be protracted. Social assets with a net book value of RR 4,656 and RR 6,440 have been transferred to governmental authorities during the years ended 31 December 2001 and 2000, respectively. These transactions have been recorded as a charge to other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. For 2001, the statutory profit for the parent company was RR 71,928. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

21 SALES

	Year ended 31 December	
	2001	2000
Gas sales (including excise tax, net of VAT) to customers in:		
Russian Federation	115,694	102,477
Former Soviet Union (excluding Russian Federation)	48,837	69,503
Europe	452,265	473,298
Gross sales of gas	616,796	645,278
Excise tax	(107,031)	(105,894)
Net sales of gas	509,765	539,384
Sales of gas condensate and oil and gas products (net of sales taxes)	64,838	35,177
Gas transportation sales	15,832	31,757
Other revenues	28,890	35,202
	619,325	641,520

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. The interest of the Group in the majority of such companies as of 31 December 2001 and 2000 amounted to less than 20% of their respective share capital (see Note 29).

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional companies of 222 billion cubic meters (bcm) and 141 bcm, or RR 81,752 and RR 49,137 for 2001 and 2000, respectively. Sales are made to the regional companies at prices approximately 4% below regulated prices set for sales to final customers in Russia.

Transportation charges are provided at rates established by the Federal Energy Commission.

Gas transportation sales (net of VAT) are primarily comprised of sales to companies of the Itera Group totalling RR 13,843 (64 bcm) and RR 25,841 (71 bcm) for the years ended 31 December 2001 and 2000, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR 10,419 and RR 12,854 as of 31 December 2001 and 2000, respectively. The Itera Group is a producer and distributor of gas in the Russian Federation and the former Soviet Union.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

22 OPERATING EXPENSES

	Year ended 31 December 2001	2000
Depreciation	86,751	83,555
Transit costs	82,614	92,753
Staff costs	51,647	51,632
Materials	48,638	38,969
Taxes other than on income	40,210	48,796
Impairment provision for accounts receivable and debts written off	30,464	31,374
Repairs and maintenance	17,766	15,245
Purchased refined products	14,945	-
Processing services	10,941	-
Electricity	9,929	9,618
Purchased gas	6,485	10,543
Provision for impairment of assets under construction	5,649	29,697
Losses on disposal of property, plant and equipment	5,081	12,360
Research and development	3,787	5,068
Cost of goods for resale	2,753	1,543
Provision for impairment and write-off of investments and other long-term assets	2,673	26,561
Provisions for guarantees and other charges	-	1,151
Provision for inventory obsolescence	-	7,146
Derivative gains	(8,113)	(3,365)
Other	23,345	20,612
	435,565	483,258

During the year ended 31 December 2000, the Group purchased 9.0 bcm of Turkmenian gas from Itera LLC for RR 15,197. No gas was purchased from Itera LLC in 2001. Additionally, in 2001 various Group subsidiaries purchased 1.4 bcm of gas from other Itera Group companies for RR 740.

Purchases and processing of refined products mainly relate to the acquisition of OAO AK Sibur in January 2001 (see Note 26).

Due to changes in the tax legislation of the Russian Federation, effective 1 January 2001, accounts receivable written off are subject to VAT. For the year ended 31 December 2001, this resulted in a charge of RR 10,303 related to VAT on accounts receivable balances written off during the period. The charge is included within the impairment provision for accounts receivable and debts written off.

Taxes other than on income consist of:

	Year ended 31 December 2001	2000
Royalty	10,974	8,972
Road users tax and housing fund	8,621	25,148
Property tax	8,307	5,136
Mineral restoration tax	7,896	4,507
Other taxes	4,412	5,006
	40,210	48,796

Taxes other than on income included in operating expenses are computed as follows:

- Road users tax – is charged on sales of Group entities; changes in legislation effective 1 January 2001 reduced the road users tax from 2.5% to 1.0% and abolished the housing fund tax.
- Royalty is imposed at rates ranging from 6% to 16% of the sales value of gas and hydrocarbons produced. The actual rates of the tax are dictated in field licenses and are based on various factors;

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

22 OPERATING EXPENSES (continued)

- Property tax is imposed at a maximum rate of 2% on the average annual net book value of fixed assets, intangible assets, inventory and (effective from 1 January 2001) on assets under construction which were not completed within contacted terms. Legislation provides for the exclusion of trunk pipelines from the taxable base; and
- Mineral restoration tax is imposed at the rate of 10.0% of the sales value of gas and hydrocarbons sold by the production subsidiaries. Under current legislation, up to 100.0% of mineral restoration tax assessments may be offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2001 and 2000, the Group recovered 32.4% and 39.9% of mineral restoration tax assessments, respectively.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

23 RECONCILIATION OF RAR PROFIT TO IAS NET PROFIT

	Year ended 31 December	
	2001	2000
RAR profit per statutory accounts	100,387	72,064
Effects of IAS adjustments:		
Derecognition of income related to penalties and fines	(21,359)	-
Net effect on decrease (increase) of depreciation	5,427	(38,652)
Net effect of additional tax other than on income	(2,763)	(2,250)
Impairment provision for accounts receivable and debts written off	(8,998)	69,832
Other impairment provisions	(25,024)	(71,537)
Derivative gains	8,113	3,365
Gain on restructured taxes	18,699	20,011
Net effect on indexation of revenues and costs	22,107	25,816
Monetary gain	29,113	52,406
Deferred tax	(102,705)	240,854
Elimination of gain from sale of treasury shares	(3,763)	(2,272)
Expenses charged directly to equity under RAR	(2,924)	(13,050)
Other	(4,845)	(16,588)
IAS net profit	11,465	339,999

24 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the year by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 20).

There were 21.0 billion weighted average shares outstanding for the year ended 31 December 2001 and 21.0 billion weighted average shares outstanding for the year ended 31 December 2000.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

25 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December 2001	2000
Profit before profit tax and minority interest	201,294	183,195
Adjustments to net profit before profit tax		
Depreciation	86,751	83,555
Impairment provisions for investments, other long-term assets, property, plant and equipment and inventories	8,286	61,496
Net unrealised foreign exchange losses	8,146	7,058
Impairment provision for accounts receivable	30,464	31,374
Interest expense	33,692	32,324
Gain on restructured taxes	(18,699)	(20,011)
Loss on disposal of property, plant and equipment	5,081	12,360
Monetary effects on non-operating balances	(60,706)	(75,394)
Interest income	(12,321)	(13,560)
Decrease in provisions for liabilities and charges	(22,567)	(12,443)
Net increase in long-term assets	20,740	10,801
Mutual cancellations and barter settlements	(43,677)	(63,286)
(Gain) loss on fair value adjustment for trading and available-for-sale investments	(1,324)	2,666
Total effect of adjustments	33,866	56,940
Adjusted profit before changes in working capital	235,160	240,135
Changes in working capital		
Decrease (increase) in accounts receivable and prepayments	62,170	(38,694)
Increase in inventories	(7,915)	(14,087)
(Increase) decrease in other current assets	(22,967)	5,073
Increase in accounts payable and accrued charges, excluding interest, dividends and capital construction	8,124	18,273
Decrease in taxes payable (other than profit tax)	(53,381)	(25,469)
Decrease (increase) in available-for-sale and trading investments	5,400	(2,591)
Total effect of working capital changes	(8,569)	(57,495)
Profit tax paid	(91,373)	(80,549)
Net cash provided by operating activities	**135,218**	**102,091**

Total cash taxes paid:

	Year ended 31December 2001	2000
Excise	112,695	110,605
Profit tax	91,373	80,549
VAT	58,456	32,064
Custom duties	35,600	27,877
Other	18,686	5,284
Royalty and mineral restoration tax	18,468	4,743
Road users tax	12,360	15,190
Property tax	7,346	4,368
Total taxes paid	354,984	280,680

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 SUBSIDIARY UNDERTAKINGS

Principal subsidiary undertakings, 100% owned

Astrakhangazprom	Gazsviaz	Permtransgaz
Bashtransgaz	Zarubezhgaz Erdgashandel GmbH (ZGG)	Samaratransgaz
Burgaz	Informgaz	Severgazprom
VNIIgaz	IRTs Gazprom	Servicegazprom
Volgogradtransgaz	Kavkaztransgaz	Liquified gas
Volgotransgaz	Kaspygazprom	Surgutgazprom
Gazkomplektimpex	Kubangazprom	Tattransgaz
Gaznadzor	Leadville Investments Limited	Tomsktransgaz
Gazobezopasnost	Lentransgaz	TyumenNIIgiprogaz
Gazpromavia	Mezhregiongaz	Tyumentransgaz
Gazprominvestholding	Mostransgaz	Uraltransgaz
Gazprom-Media	Nadymgazprom	Urengoygazprom
Gazprom Finance B.V.	Nadymstroygazdobytcha	Yugtransgaz
Gaztorgpromstroy	Novourengoysky GCC	Yamalgazinvest
Gazflot	Noyabrskgazdobycha	Yamburggazdobycha
Gazexport	Orenburggazprom	

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V., ZGG and Leadville Investments Limited, which are incorporated in the Netherlands, Germany and Cyprus, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Leadville Investments Limited was established in 2000 to manage the Group's investments in Russian media companies. Other companies are mainly involved in production, transportation and sale of gas.

Principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December	
	2001	2000
OAO Gazavtomatika	49	51
OAO Gazenergoservice	51	51
AB Gazprombank (ZAO)	98	97
OAO Gazsibcontract	96	51
ZAO Gerosgaz	51	51
ZAO Kostromatrubinvest	99	99
OAO Lebedinsky GOK	-	57
OAO AKB National Reserve Bank	40	40
OAO AK Sibur	51	-
ZAO AKB Sovfintrade	94	65
OAO Spetsgazavtotrans	51	51
OAO Volgogradneftemash	51	51
OAO Vostokgazprom	51	51
OAO Zapsibgazprom	34	34

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika.

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 SUBSIDIARY UNDERTAKINGS (continued)

As of 31 December 2001, the Group's interest in the equity capital of OAO AKB National Reserve Bank is 40%, in OAO Zapsibgazprom – 34% and OAO Gazavtomatika – 49%. However, due to the fact that the Group continued to exercise control over activities of the above companies, they were still considered as subsidiaries.

Acquisition of OAO AK SIBUR

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR 2,619 was settled by a combination of cash, promissory notes of Group companies and other securities.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Cash paid	750
Promissory notes of Group companies	1,185
Shares in other investments	684
Total purchase consideration	2,619
Fair value of identifiable net assets acquired	(982)
Goodwill	1,637

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	2,619
Less:	
Cash and cash equivalents acquired	(1,042)
Promissory notes of the Group companies	(1,185)
Shares in other investments	(684)
Net cash received on acquisition	(292)

OAO AK Sibur is one of the founders of OAO Gazsibcontract with a 45% interest in the charter capital. As a result of acquiring OAO AK Sibur the Group's effective share in the charter capital of OAO Gazsibcontract increased from 51% to 74%.

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 SUBSIDIARY UNDERTAKINGS (continued)

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR 6,491, of which RR 3,691 was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Promissory notes of OAO AK Sibur's related parties and contractors at fair value	3,691
Total purchase consideration	3,691
Less fair value of identifiable net assets acquired	(1,252)
Goodwill at acquisition	2,439
Less goodwill impaired	(2,439)
Unamortised goodwill as of 31 December 2001	-

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR 2,000, recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations (See Note 7). In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

Minority interest

	Year ended 31 December	
	2001	2000
Minority interest at the beginning of the reporting period	10,355	8,819
Minority interest share of net profit of subsidiary undertakings	4,638	1,801
Change in minority interest as a result of acquisitions/(disposals)	111	(265)
Minority interest at the end of reporting period	15,104	10,355

27 RELATED PARTIES

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 RELATED PARTIES (continued)

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

The Company paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) of approximately RR 73 and RR 67 for the years ended 31 December 2001 and 2000, respectively. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Associated undertakings

Included within associated undertakings (see Note 11) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR 27,030 and RR 27,855 as of 31 December 2001 and 2000, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6 %. Also included within associated undertakings (see Note 11) are USD denominated receivables from EuRoPol GAZ S.A. as a component of the carrying amount of RR 10,854 and RR 14,405 as of 31 December 2001 and 2000, respectively.

Also included within associated undertakings (see Note 11) is a loan receivable from WINGAS GmbH, in the amount of RR 11,928 and RR 15,399 as of 31 December 2001 and 2000, respectively. The interest rates vary for different loan tranches. As of 31 December 2001 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was LIBOR + 2.17%.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR 29,016 and RR 13,140 as of 31 December 2001 and 2000, respectively.

During periods ended 31 December 2001 and 2000 the Group recorded sales of gas to its associates in the amount of RR 72,407 and RR 64,669, respectively.

Gas is sold to associates, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 75 to USD 144 and from USD 64 to USD 133 in the year ended 31 December 2001 and 2000, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD80 in the year ended 31 December 2001 and 2000, respectively.

The Group's impairment provision on accounts receivable included RR 12,490 and RR 14,100 in respect of amounts due from AO Moldovagaz as of 31 December 2001 and 2000, respectively.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR 8,738 and RR 10,166 for the year ended 31 December 2001 and 2000, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 31 December 2001, the Group had accounts payable as contribution to charter capital due to ZAO Armrosgazprom of USD 126 million (RR 3,798). The Group expects to pay its contribution into the charter capital of ZAO Armrosgazprom by July 2002, the date established under legislation of the Armenian Republic as the deadline for shareholders to settle their obligations.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 RELATED PARTIES (continued)

OAO AK Sibur

Set out below is condensed financial statement information for OAO AK Sibur as of and for the year ended 31 December 2001, before Group intercompany eliminations and adjustments for minority interests:

	As of 31 December 2001
Non-current assets	6,670
Current assets	20,102
Non-current liabilities	(4,300)
Current liabilities	(40,017)
Net liabilities	**(17,545)**

	Year ended 31 December 2001
Sales	49 694
Operating expenses	(57 935)
Net loss	**(20 590)**

Operating expenses include:	Year ended 31 December 2001
Materials	16 514
Purchases and processing of refined products	14 945
External processing of refined products	10 941
Provision for impairment and write-off of other long-term assets	5 189
Impairment provision for accounts receivable and debts written off	5 147
Purchased gas	2 679
Other	2 520
	57 935

A substantial portion of OAO AK Sibur's transactions were executed with related parties. OAO AK Sibur's related party transactions included those with its associated undertakings and the following companies:

- ZAO Gazoneftekhimicheskaya Companya
- Megler Group
- OAO Omskshina
- Petrochemical Holding AG
- OAO Salavatnefteorgsintez
- OAO Tobolskiy NKhK
- OAO Tomsky NKhZ
- OAO Voronezhsyntezkauchuk
- OAO Yaroslavskiy Shinniy Zavod

In the first quarter of 2002 external supervision has been introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. OAO Gazprom maintains control over OAO AK Sibur.

OAO Stroytransgaz

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the years ended 31 December 2001 and 31 December 2000 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 RELATED PARTIES (continued)

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 41,135 and RR 28,141 for the year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 31 December 2000, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 7,390 and RR 2,015, respectively. As of 31 December 2001 and 31 December 2000, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 16,166 and RR 10,826, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amount of RR 3,518 and RR 6,944 as of 31 December 2001 and 31 December 2000.

AEB

In 2001 and 2000 the Group raised short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR 2,939 (11.0% - 14.8% p.a.) and RR 2,923 (12.5% p.a.), respectively.

OOO Interprokom

During the years ended 31 December 2001 and 2000, respectively, certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 10,086 and RR 5,482 of equipment year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 565 and RR 2,910, respectively. Commission paid to OOO Interprokom amounted to RR 93 and RR 72 for year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 2000, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR 7,564 and RR 6,050, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 8,470 and RR 9,630 as of 31 December 2001 and 2000 and, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

28 COMMITMENTS AND CONTINGENCIES

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

28 COMMITMENTS AND CONTINGENCIES (continued)

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities of as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (see Note 14). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

In June 2002, the tax authorities completed an audit of the accrual and payment of natural gas excise tax by OAO Gazprom covering the period from 1 January 1999 to 30 June 2001. Following the completion of this excise tax audit, the tax authorities issued a tax act to OAO Gazprom. In accordance with estimations of the tax authorities included within the tax act, the amount of additional potential excise tax due is RR 19,037, exclusive of penalties and interest. The major part of this amount relates to the tax audit's interpretation of the method of determination of gas volumes exempt from excise tax under Russian tax law. OAO Gazprom management intends to dispute the total amount of the tax authorities' claim in court as it does not comply with the tax legislation. Accordingly no accrual has been recorded. Management does not believe that the financial effect of this contingency will be material to the Group.

Group changes

The Group is continuing to undergo significant restructuring and reform initiatives and the future direction and effects of such reforms are the subject of political considerations. Potential reforms in tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The Group periodically evaluates its obligations under environmental regulations. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR 69,739 and RR 59,351 (including guarantees denominated in USD of USD 2,502 million and USD 1,659 million) as of 31 December 2001 and 2000, respectively.

Management believes that the Group will be required to settle certain of the obligations under the guarantees issued. Provisions of RR nil and RR 10,352 were recorded within provisions for liabilities and charges as of 31 December 2001 and 2000, respectively, in respect of the outstanding issued guarantees.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

28 COMMITMENTS AND CONTINGENCIES (continued)

Note		31 December 2001	31 December 2000
	Outstanding guarantees issued on behalf of:		
	BSPC	19,015	-
	Interconnector (UK) Limited	33,154	33,460
11	ZAO Media-Most	-	8,749
	Itera Group companies	3,897	5,617
	OAO AK Sibur	-	5,397
	Other	13,673	6,128
		69,739	59,351
19	Less: provisions for guarantees	(-)	(10,352)
		69,739	48,999

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR 61,877 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR 35,776 (USD 1,187) related to these credit facilities. As of 31 December 2001 BSPC had used RR 33,934 (USD 1,126 million) of the credit facilities of which RR 19,015 (USD 631 million) was guaranteed by the Group, pursuant to its obligation.

The Group provided guarantees on behalf of Interconnector (UK) Limited in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to Continental Europe. The Group has a 10% interest in Interconnector (UK) Limited.

In July 2001 ZAO Media-Most defaulted on a payment obligation of RR 8,749 under a loan agreement. This balance was settled by the Group in accordance with a loan guarantee agreement. The terms of the guarantee agreement provided for collateral in respect of the guarantee in the form of a 19% interest in NTV and a 25% interest in a number of other ZAO Media-Most operating companies.

As of 31 December 2001 the Group held a 65 % interest in NTV and 50 % plus one share interest in a number of ZAO Media-Most operating companies. These interests are included in short-term available-for-sale investments as the Group does not view investments in these companies as long-term investments and intends to sell its interest in these companies.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 31 December 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR 6,709.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2002 of RR 140,800 including RR 55,666 in respect of capital expenditures related to the Yamal project (that includes, in particular, construction of the Yamal-Europe pipeline).

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. As of 31 December 2001 no loss is expected to result from these long-term commitments.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

29 POST BALANCE SHEET EVENTS

Financial investments

In March 2002 a consortium of the German gas company Ruhrgas and French gas company Gaz de France acquired a 49% interest in Slovensky Plynarensky Priemysel (SPP) for USD 2,700 million. SPP is the State gas company in Slovakia involved in gas production and transportation. Under an agreement with the consortium, the Group has the ability to purchase an interest from the consortium before 31 March 2004.

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. The Group has, therefore, lost the opportunity to obtain voting rights on these shares and no longer exercises control over the activities of the bank (see Note 26). In June 2002, the Board of Directors approved the sale of the Group's interest in OAO AKB National Reserve Bank.

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom to 51%. At present, at the Group's initiative, external supervision has been introduced in respect of OAO Zapsibgazprom under decision of the arbitration court.

In the second quarter of 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Severneftegazprom, which if not canceled would have reduced the Group's interest in the company's charter capital to 20%. As a result, the Group's interest in the charter capital of OAO Severneftegazprom is 49%.

In April 2002, the Group completed the repurchase of 32% of the shares in ZAO Purgas from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result Group's interest in ZAO Purgas rose from 19% to 51%. ZAO Purgas has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the aquisition of these ZAO Purgas shares, the Group paid Itera RR 32 thousand and financed ZAO Purgas repaying RR 5,800 of financing provided by Itera to ZAO Purgas to finance development work.

In April 2002, the shareholders of EuRoPol GAZ s.a., an associated company of the Group, agreed to increase the charter capital of the company. The decision is aimed at providing additional financing for the further construction of the Polish section of the Yamal – Europe pipeline. The amount and timing of the additional contribution into charter capital is under consideration by the shareholders.

During the first quarter of 2002, the Group increased its interest in the majority of the regional companies, in which it held investments, from less than 20% to 51%. These companies are involved in the distribution of gas in Russia (see Note 21).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

29 POST BALANCE SHEET EVENTS (continued)

Borrowings

During the first quarter of 2002 the Group signed an additional agreement of USD 50 million for a five-year period with a consortium led by Moskovsky Narodny Bank Ltd. (interest rate LIBOR +3.75%), a loan agreement of USD 300 million for a six year period with a consortium led by Bayerische Hupo und Ferajnsbank AG (interest rate LIBOR + 3.75 %), loan agreements of USD 150 million with Deutsche Bank AG (London) for a one year period (interest rate – 9.5 %) and of USD 50 million with the AEB bank for a one year period (interest rate – 8.5 %).

During the second quarter of 2002 the Group signed additional loan agreement of USD 200 millions for a two-year period with ABN AMRO Bank N.V. (interest rate – LIBOR+6.15%) and a loan agreement of USD 250 million for a six-year period with a consortium led by Societe Generale (interest rate – LIBOR+3.65%).

In April 2002 the Group issued USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125%.

Changes in the profit taxation

Chapter 25 "Profit Tax" of the Russian Federation Tax Code became effective since 1 January 2002.

Among other changes the profit taxation procedure has been changed as follows:

- reduced tax rate;
- elimination of the majority of allowances;
- recognition of sales revenue for tax purposes on an accrual basis.
- different depreciation rates for different groups of fixed assets;

Currently it is impossible to accurately assess the impact of the changes in the taxation procedure on the financial position and financial results of the Group.

Starting from 1 January 2002 the Group has been implementing the required tax accounting policy which provides separate accounting for tax liabilities and settlements with the budget in accordance with requirements of Chapter 25 of the Tax Code of the Russian Federation.

Changes in taxation of mineral resources

Effective 1 January 2002, royalty, mineral restoration tax and oil condensate have been replaced with a mineral severance tax, which will be imposed at the rate of 16.5% of the value of gas and RR 340 per ton of oil and gas condensate produced. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate.

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru